UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 19, 2005

CEMEX, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K shall be deemed to be incorporated by reference into (i) CEMEX, S.A. de C.V.’s (“CEMEX”) Registration Statement on Form F-3 (Registration No. 333-86700) filed with the Securities and Exchange Commission (the “Commission”) on April 19, 2002, (iii) CEMEX’s Registration Statement on Form S-8 (Registration No. 333-86090) filed with the Commission on April 11, 2002, (iv) CEMEX’s Registration Statement on Form S-8 (Registration No. 333-83962) filed with the Commission on March 7, 2002 and (v) CEMEX’s Registration Statement on Form S-8 (Registration No. 333-13970) filed with the Commission on September 28, 2001 (collectively, the “Registration Statements”), and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents

1.	The consolidated financial statements of RMC Group Limited as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 (the “RMC Financial Statements”) (attached hereto as exhibit 1).

2.	Consent of PricewaterhouseCoopers LLP to the incorporation by reference into the Registration Statements of their report with respect to the RMC Financial Statements (attached hereto as exhibit 2).

Explanatory Note

On September 13, 2005, CEMEX filed with the Commission, pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended, a preliminary prospectus supplement relating to a non-dilutive equity offering by CEMEX, which included the RMC Financial Statements. The RMC Financial Statements included in such preliminary prospectus supplement were accompanied by a report of PricewaterhouseCoopers LLP, which was inadvertently dated June 6, 2005. The correct date of such report is September 5, 2005. In addition, there was a typographical error in Note 33 to the RMC Financial Statements, which overstated the UK GAAP to US GAAP adjustment pertaining to Leases and understated the US GAAP net loss for the year ended December 31, 2004 by £10 million. These amounts have been corrected in the RMC Financial Statements included as Exhibit 1 to this report on Form 6-K, and the UK GAAP to US GAAP reconciliation now includes an adjustment of £1.6 million (previously £11.6 million) in relation to Leases and a net loss of £204.8 million (previously £194.8 million) for the year ended December 31, 2004.

This report on Form 6-K is being filed in order to incorporate by reference the RMC Financial Statements and the accompanying PricewaterhouseCoopers LLP report, dated September 5, 2005, into the Registration Statements, including the registration statement of which such preliminary prospectus supplement forms a part, and to file the consent of PricewaterhouseCoopers LLP to such incorporation by reference into the Registration Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A. de C.V.
(Registrant)

Date:	September 19, 2005	By:	/s/ RAFAEL GARZA
		Name: Title:	Rafael Garza Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1	The consolidated financial statements of RMC Group Limited as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004.

2	Consent of PricewaterhouseCoopers LLP.

Exhibit 1

RMC Group Limited

Report of independent auditors

To the Board of Directors and Shareholders of RMC Group Ltd:

We have audited the accompanying consolidated balance sheets of RMC Group Ltd and its subsidiaries as of December 31, 2004 and December 31, 2003 and the related consolidated profit and loss accounts, statements of recognised gains and losses, consolidated cash flow statements and the notes to the financial statements for the three years in the period ended 31 December, 2004, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RMC Group Ltd and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in the United Kingdom.

As discussed in Note 1, the Group changed its method of accounting for employee share ownership trusts and employee share schemes, in accordance with accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at 31 December 2003 and 2002 and for the years then ended.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

/s/    PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, England

5 September 2005

RMC Group Limited

Profit and loss account for the years ended 31 December

	Notes	2004 £m		2003 £m		2002 £m
Turnover
Continuing operations		4,098.3		4,118.6		4,037.5
Acquisitions		22.8		—		—
Discontinued operations		—		296.4		464.8

Turnover of subsidiary undertakings	3	4,121.1		4,415.0		4,502.3

Operating profit/(loss)
Before exceptional items		206.9		194.3		212.8
Operating exceptional items		(293.2)		(36.4)		(31.4)

		(86.3)		157.9		181.4

Operating profit/(loss)
Continuing operations	4	(87.5)		118.3		150.0
Acquisitions		1.2		1.3		—
Discontinued operations		—		38.3		31.4

Operating profit		(86.3)		157.9		181.4
Share of operating profit of joint ventures and associated undertakings	3/4	18.0		17.1		11.1

Total trading profit/(loss)	2/3	(68.3)		175.0		192.5
Non-operating exceptional items
—(loss)/profit on disposal of discontinued operations		(0.7)		22.3		39.5
—loss on disposal/termination of continuing operations		—		(16.2)		(13.9)
—loss on disposal of investment—Australia		(8.5)		—		—
—(loss)/profit on disposal of fixed assets of continuing operations		(0.6)		—		1.7
—restructuring costs of continuing operations		10.9		(235.6)		—

Profit/(loss) before net interest payable		(67.2)		(54.5)		219.8
Interest payable (net)	5	58.2		78.4		83.7

Profit/(loss) on ordinary activities before taxation		(125.4)		(132.9)		136.1
Taxation	6	15.7		(5.0)		37.9

Profit/(loss) on ordinary activities after taxation		(141.1)		(127.9)		98.2
Minority interests		15.6		28.2		27.9

Profit/(loss) for the year attributable to shareholders		(156.7)		(156.1)		70.3
Dividends	7	25.2		82.6		82.6

Retained loss for the year		(181.9)		(238.7)		(12.3)

Earnings per share of 25p	8
Basic		(58.9	)p	(59.0	)p	26.5p
Basic excluding exceptional items		50.4	p	23.8	p	28.4p
Basic excluding exceptional items and goodwill amortisation		59.2	p	37.1	p	41.4p
Diluted		(58.9	)p	(59.0	)p	26.5p
Diluted excluding exceptional items		49.9	p	23.7	p	28.4p
Diluted excluding exceptional items and goodwill amortisation		58.7	p	37.0	p	41.3p

The notes on pages 8 to 76 form part of these financial statements.

RMC Group Limited

Balance sheet as at 31 December

	Notes	2004 £m	2003 £m
Fixed assets
Intangible assets—Goodwill	10	201.8	367.1

Tangible assets	11	2,311.1	2,352.5
Properties held for resale	11	9.4	14.3

	11	2,320.5	2,366.8

Investments
Joint ventures	13
—share of gross assets		106.4	111.8
—share of gross liabilities		(45.4)	(50.7)

		61.0	61.1

Associated undertakings	13	30.0	38.5
Other investments	13	4.2	4.8

		95.2	104.4

		2,617.5	2,838.3

Current assets
Stocks	14	290.1	265.4

Debtors—due within one year	15	852.7	815.3
Debtors—due after one year	15	56.2	59.5

		908.9	874.8

Investments—Australia	16	—	145.2
Investments	16	38.4	35.9
Cash at bank and in hand		140.3	125.8

		1,377.7	1,447.1

Creditors: amounts falling due within one year
Loans and overdrafts	17	339.2	410.9
Dividend	7	—	57.7
Creditors	18	910.8	931.6

		1,250.0	1,400.2

Net current assets		127.7	46.9

Total assets less current liabilities		2,745.2	2,885.2

Creditors: amounts falling due after more than one year
Bank and other loans	19	746.3	665.0
Deferred creditors	20	72.6	76.1

		818.9	741.1

Provisions for liabilities and charges
Deferred taxation	21	165.6	188.3
Other provisions	21	253.9	285.6

		419.5	473.9

		1,238.4	1,215.0

Net assets		1,506.8	1,670.2

Capital and reserves
Called up equity share capital	22	66.6	66.3
Share premium account	22	656.4	651.5
Profit and loss account	24	635.7	797.2

Shareholders’ equity funds		1,358.7	1,515.0
Minority interests (including non-equity interests)	25	148.1	155.2

Total capital and reserves		1,506.8	1,670.2

The notes on pages 8 to 76 form part of these financial statements.

RMC Group Limited

Cashflow statement for the years ended 31 December

		2004	2003	2002
	Notes	£m	£m	£m
Cash flow from operating profit	26	259.7	388.6	392.0
Dividends from joint ventures and associates		4.9	12.1	8.2

Returns on investments and servicing of finance
Interest and dividend income received		15.2	6.0	7.1
Interest paid		(67.2)	(79.2)	(88.1)
Issue of costs of new bank loan		—	(1.8)	(4.5)
Dividends paid to minority interests		(11.3)	(17.8)	(17.7)

		(63.3)	(92.8)	(103.2)

Taxation—Corporation and other taxes paid		(50.3)	(43.9)	(36.2)

Capital expenditure and financial investment:
Purchase of tangible fixed assets		(222.9)	(191.9)	(184.6)
Purchase of and loans to fixed asset investments		(1.2)	(2.0)	(0.4)
Sale of tangible fixed assets*		77.5	31.3	60.1
Sale of fixed asset investments		1.9	0.7	9.4

		(144.7)	(161.9)	(115.5)

Acquisitions and disposals
Purchase of subsidiaries/businesses	30	(43.8)	(30.9)	(22.0)
Net overdrafts acquired with subsidiaries	30	(0.8)	(4.2)	—
Purchase of minority interests in subsidiaries		(8.4)	(29.6)	(2.7)
Sale of subsidiaries/businesses/investment—Australia		143.6	308.8	237.8
Net overdrafts/(cash) disposed of with subsidiaries/businesses		0.1	(5.8)	(12.1)
Deferred cash receipts		—	—	8.4
Deferred cash payments		—	(7.5)	—
Purchase of and loans to joint ventures and associated undertakings		(1.4)	(10.6)	(6.1)
Sale of and loans from joint ventures and associated undertakings		15.8	5.4	5.7

		105.1	225.6	209.0

The notes on pages 8 to 76 form part of these financial statements.

RMC Group Limited

Cashflow statement for the years ended 31 December (continued)

		2004	2003	2002
	Notes	£m	£m	£m
Equity dividends
Equity dividends paid to RMC Shareholders		(82.9)	(82.6)	(82.6)
Net cash inflow before management of liquid resources and financing		28.5	245.1	271.7
Management of liquid resources	27	3.3	22.7	15.1

Financing
Equity:
Issues of equity share capital		5.2	0.9	1.2
Minority interests’ equity capital contributions		0.1	—	7.0

		5.3	0.9	8.2

Debt:
New loans raised		122.3	100.4	390.5
Repayment of loans		(109.5)	(219.8)	(680.3)

		12.8	(119.4)	(289.8)

Increase in cash in the year	28	49.9	149.3	5.2

*	including assets held for resale

The contribution in 2004 of acquisitions to the cash flow statement is as follows: cash flow from operating activities: £1.1 million (2003: £1.3 million) (2002: £(3.3) million), capital expenditure and financial investment: £nil (2003: £nil million) (2002: £(4.0) million). The contribution of discontinued operations is as follows: cash flow from operating activities: £nil (2003: £21.1 million) (2002: £(20.9) million), taxation: £nil (2003: £(1.9) million) (2002: £(0.7) million), returns on investments and servicing of finance £nil (2003: £(10.4) million) (2002: £nil), capital expenditure and financial investment: £nil (2003: £(17.8) million) (2002: £0.1 million).

Cash flows in respect of non-operating exceptional items included in acquisitions and disposals: £143.5 million (2003: £296.6 million) (2002: £234.5 million).

Cash flows in respect of operating exceptional items included in cash flow from operating activities: £(30.9) million (2003: £(8.4) million) (2002: £(7.6) million).

The notes on pages 8 to 76 form part of these financial statements.

RMC Group Limited

Statement of total recognised gains and losses

for the years ended 31 December

	2004	2003	2002
	£m	£m	£m
(Loss)/profit for the year attributable to shareholders	(156.7)	(156.1)	70.3

Other gains and losses:
Foreign currency translation adjustments
—Group	21.7	24.5	12.7
—Joint ventures	(0.6)	3.5	(2.6)
—Associated undertakings	(1.8)	1.8	2.2

	19.3	29.8	12.3

Total recognised gains and losses for the year	(137.4)	(126.3)	82.6

Prior year adjustment (as explained in note 13)	(1.6)

Total recognised gains and losses since last annual report	(139.0)

Foreign currency translation adjustments in Group undertakings are stated after credits for taxation of £nil (2003: £4.6million; 2002: £nil).

Total recognised gains and losses for the year for joint ventures are £15.2 million (2003: £15.8 million; 2002: £7.4 million) and for associated undertakings are £(3.6)million (2003: £(1.8)million; 2002: £(5.2)million).

The notes on pages 8 to 76 form part of these financial statements.

RMC Group Limited

Movements in shareholders’ equity funds

for the years ended 31 December

	2004	2003
	£m	£m
(Loss)/profit for the year attributable to shareholders	(156.7)	(156.1)
Dividends	(25.2)	(82.6)

	(181.9)	(238.7)
Foreign currency translation adjustments	19.3	29.8
New share capital	5.2	0.9
Goodwill written back on disposal	1.1	5.6

	(156.3)	(202.4)

Shareholders’ equity funds at 1 January	1,516.6	1,719.0
Prior year adjustment (as explained in Notes 13/6)	(1.6)	(1.6)
Shareholders’ equity funds at 1 January	1,515.0	1,717.4

Shareholders’ equity funds at 31 December	1,358.7	1,515.0

The notes on pages 8 to 76 form part of these financial statements.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1	Accounting policies

Basis of accounting

Principal accounting policies

The Group accounts are prepared in accordance with the Companies Act 1985 and applicable United Kingdom Accounting Standards. A summary of the more important Group accounting policies follows. These policies have been applied consistently, with the exception of those detailed immediately below. The Group accounts are prepared using the historical cost convention.

Change in accounting policies

The Group has adopted UITF 17 (revised 2003), “Employee share schemes”, and UITF 38, “Accounting for ESOP trusts”, in these financial statements. The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly. Details of the effect of the prior year adjustments are given in note 13. There was no material impact on the adoption of UITF 17 (revised 2003) on 2003 and 2004, and therefore prior year figures have not been restated.

Group accounts

The Group accounts comprise the audited accounts of the Company and all its subsidiary undertakings made up to 31 December, using the acquisition method of accounting, together with the Group’s share of the results of all joint ventures and associated undertakings. Where necessary, the accounts of subsidiary undertakings, joint ventures and associated undertakings are adjusted to reflect Group accounting policies. Where subsidiary undertakings, joint ventures and associated undertakings are acquired or disposed of during the year, the Group profit and loss account reflects their results from the date of acquisition or to the date of disposal.

Turnover

Turnover is recognised as goods are invoiced to customers, which is normally at the point that goods are dispatched. It excludes sales-related taxes and intra-Group transactions. Turnover is recognised net of any discounts agreed with the customer.

Joint ventures and associated undertakings

Joint ventures are undertakings in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group, generally holding 50% of voting rights, and one or more other parties under a contractual arrangement. Associated undertakings are those undertakings in which the Group has a participating interest of at least 20% of voting rights and in which, in the opinion of the Directors, the Group exercises a significant influence in management without having joint control such as would require the undertaking to be accounted for as a joint venture.

The Group’s share of turnover and results of all joint ventures and associated undertakings up to 31 December is included in the Group profit and loss account on the basis of audited financial statements or, where these are not available, on the basis of unaudited management accounts.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Depreciation

Depreciation is calculated to write off the cost of tangible fixed assets over their expected useful economic lives. The expected useful economic lives of the assets to the business are reassessed periodically in the light of experience. Annual rates of depreciation most widely used are:

Land and buildings	%
Freehold buildings	2–5
Leasehold land and buildings (or over the life of the lease if shorter)	2–5

Plant, machinery and equipment	%
Fixed	2.5–10
Mobile (including truckmixers)	12.5
Motor vehicles	20

Excess depreciation arising on the disposal of plant, machinery and equipment, and motor vehicles, unless material, is included in operating profit. Freehold land is not depreciated. The cost of mineral deposits is depleted in the proportion which the production for the year bears to the latest estimates of mineral reserves.

When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit. The discount rate applied is based upon the Group’s pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant unit.

Property disposals

Property disposals, including depleted aggregates deposits, are regarded as part of the ordinary activities of the Group. The results of the Property division are disclosed separately in the segmental analysis by business. Disposals of properties are recognised on completion.

Grants

Grants received from governments and other agencies, where they relate to expenditure on fixed assets or are to finance the activities of the Group over a number of years, are recognised in the profit and loss account over the expected useful economic lives of the related assets or over that number of years, and to the extent not so recognised are treated as deferred income.

Grants which are intended to give immediate financial support or assistance or which are made to reimburse costs incurred, are included in the profit and loss account so as to match with those costs in the period in which they become receivable.

Deferred taxation

Provision for deferred tax is made on all timing differences that have originated, but not reversed at the balance sheet date. A deferred tax asset is regarded as recoverable and therefore recognised only when it is regarded as more likely than not that there will be sufficient future taxable profits. Deferred tax is not discounted.

Pensions

The expected costs of pensions are provided on systematic and rational bases over the period of service of members of the schemes, so that pension charges represent a consistent proportion of the related payroll costs.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Operating leases

Costs incurred in respect of operating leases are charged in arriving at the operating profit for the year.

Goodwill

Goodwill arising on acquisitions made from 1 January 1998 is capitalised and amortised over 20 years or over its estimated economic useful life, if shorter, in accordance with FRS 10. Goodwill represents the excess of the cost of investment in new subsidiaries, joint ventures and associated undertakings over the fair value of net assets acquired. The Group has elected as a matter of policy not to reinstate goodwill written off to reserves prior to 1998. Refer to the depreciation note above, in respect to the Group’s policy on impairments. Profits or losses on disposals of businesses include attributable goodwill to the extent that it has not previously been charged in the profit and loss account with a corresponding credit being taken to reserves.

Stocks

Stocks are stated at the lower of cost and net value. Work in progress is mainly in respect of short-term contracts which are valued at cost. Provision is made for any losses expected to arise on completion of such contracts. Cost comprises direct materials, direct labour and appropriate production overheads. Net value comprises the estimated selling price, less further production costs to completion and appropriate selling and distribution costs. Provision is made for obsolescent, slow-moving and defective stocks.

Finance lease receivables

Income from finance leasing contracts, being the excess of total rentals received over the cost of the net investment in finance leasing contracts, is taken to profit in accordance with the investment period method of accounting in direct relationship to the reducing capital invested during the primary leasing period. Amounts written off the net investment in such leases are calculated to write off the cost over the primary periods of the contracts.

Foreign currencies

Assets and liabilities of subsidiaries and interests in joint ventures and associated undertakings in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year and the results of foreign subsidiaries, joint ventures and associated undertakings are translated at the average rate of exchange for the year. Differences on exchange arising from the retranslation to closing rates of the opening net investment in subsidiary companies, loans designated as hedges, and from the translation of the results of those companies at average rates, are taken to reserves and are reported in the statement of total recognised gains and losses. All other foreign exchange differences are taken to the profit and loss account in the year in which they arise.

Investments

Investments held as current assets are valued at the lower of cost or market value. Profits or losses on sales are included in investment income for the year. Fixed asset investments are valued at cost less amounts written off. The shares held for resale within Investments—Australia have been valued at Directors’ valuation.

Provisions

Provisions are held in the balance sheets of certain foreign Group undertakings covering their pension obligations. The estimated costs of reinstating aggregate-bearing land are provided over the period of mineral extraction. Where there is a legal obligation to decommission plant or to monitor landfill sites, the costs of decommissioning/ monitoring are provided in full as soon as the obligation arises, with an equal and opposite amount being capitalised as a fixed asset and amortised over the period the sites are operated. Provisions of a long-term nature are discounted.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Financial instruments

The Group uses financial instruments primarily to manage its exposure to fluctuations in currency exchange rates and interest rates. Principal instruments used are cross currency swaps, interest rate swaps and forward currency exchange contracts.

Cross currency swaps are used to manage the currency profile of the Group’s net debt and interest rate swaps are used to manage the interest rate profile of the Group’s net financial liabilities. Currency assets and liabilities inherent in cross currency swaps used to hedge the net investment in foreign subsidiaries, joint ventures and associated undertakings are revalued at the closing rate of exchange with the resulting gain or loss recognised in the statement of total recognised gains and losses. In the event that cross currency swaps are not, or cease to be, treated as hedges of such net investments, the gain or loss on currency revaluation is recognised in the profit and loss account. Interest payments and receipts and interest differentials associated with cross currency swaps and interest rate swaps are treated as interest in the profit and loss account and accrued over time.

Forward foreign exchange contracts are used to fix the local currency value of cash flows arising other than in local currency. Assets and liabilities in anticipation of the relevant cash flows are valued at the relevant forward exchange rate, otherwise gains or losses associated with the forward contract are deferred until they are realised. Where such forward exchange contracts cease to hedge future cash flows they are revalued at market rate with any gain or loss recognised in the profit and loss account.

Any premium paid to acquire a financial instrument is recognised in the profit and loss account over the life of the instrument with any unamortised premium at the time of termination or cancellation immediately recognised in the profit and loss account.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

2	(i) Segmental reporting of total turnover, EBITA* before exceptional items, total trading profit (after operating exceptional items) and net operating assets (including joint ventures and associates)

	2004
	Total turnover £m	EBITA* before exceptional items £m	Total trading profit £m	Net operating assets £m
a) Geographical Analysis
Continuing operations:
Great Britain	1,082.3	50.7	(162.9)	724.9
Germany	659.0	(10.1)	(10.1)	419.5
Rest of Europe	1,406.0	117.7	16.8	1,066.4
United States of America	1,102.0	83.9	83.0	439.9
Rest of the World	223.5	6.5	4.9	109.7

	4,472.8	248.7	(68.3)	2,760.4

Continuing operations include contributions from acquisitions in:
Great Britain	3.4	—	—	2.2
Rest of Europe	18.8	1.6	1.5	32.9
United States of America	0.6	(0.3)	(0.3)	2.7

	22.8	1.3	1.2	37.8

*	Total trading profit excluding goodwill amortisation of £23.8 million and operating exceptional charges of £293.2 million.

Turnover is disclosed on an origin basis only as there is no material difference on a destination basis. Net operating assets of subsidiary undertakings comprise goodwill, tangible fixed assets, investments in joint ventures and associated undertaking, stocks and debtors (excluding corporation taxes), less creditors (excluding corporation taxes) and deferred creditors (excluding corporation taxes), less other provisions (excluding pensions and deferred tax).

The Group assesses the underlying performance of its businesses by adjusting UK GAAP statutory results to exclude goodwill amortisation and operating exceptional charges. Excluding these items, enables management of the Group to focus on the operational performance of the business. Goodwill amortisation is a financially material item within the Group’s Accounts and operating exceptional items which primarily relate to goodwill impairments are also material. The Group recognises that presenting performance measures which exclude goodwill amortisation and operating exceptional charges is additional disclosure to that required under UK GAAP. Furthermore, the Group recognises that such non-GAAP performance measures should not be viewed as replacements for, or alternatives to, comparable GAAP measures, rather they should be considered as supplementary measures of the Group’s operating performance. In addition, the non-GAAP measures used by the Group differ from, and may not be comparable to, similarly-titled measures used by other companies.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2003
	Total turnover £m	EBITA* before exceptional items £m	Total trading profit £m	Net operating assets £m
Continuing operations:
Great Britain	1,061.3	68.0	31.6	860.7
Germany	758.3	(48.3)	(52.6)	392.3
Rest of Europe	1,362.4	106.9	90.5	1,070.3
United States of America	1,139.0	61.4	59.6	453.8
Rest of the World	196.4	6.3	1.1	114.6

	4,517.4	194.3	130.2	2,891.7

Discontinued operations:
Great Britain	55.2	4.0	4.0	—
Rest of the World	300.5	48.7	40.8	—

	355.7	52.7	44.8	—

Total:
Great Britain	1,116.5	72.0	35.6	860.7
Germany	758.3	(48.3)	(52.6)	392.3
Rest of Europe	1,362.4	106.9	90.5	1,070.3
United States of America	1,139.0	61.4	59.6	453.8
Rest of the World	496.9	55.0	41.9	114.6

	4,873.1	247.0	175.0	2,891.7

*	Total trading profit excluding goodwill amortisation of £35.6 million and operating exceptional charges of £36.4 million.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2002
	Total turnover £m	EBITA* before exceptional items £m	Total trading profit £m	Net operating assets £m
Continuing operations:
Great Britain	1,037.2	67.7	45.7	946.0
Germany	766.0	(0.3)	(21.0)	594.0
Rest of Europe	1,212.4	92.3	79.8	1,041.1
United States of America	1,255.4	57.2	51.8	523.2
Rest of the World	181.5	1.6	(0.5)	125.1

	4,452.5	218.5	155.8	3,229.4

Discontinued operations:
Great Britain	118.6	10.4	10.4	39.1
Germany	30.3	(4.6)	(4.6)	—
Rest of Europe	138.4	4.3	4.0	17.0
Rest of the World	231.6	34.2	26.9	358.2

	518.9	44.3	36.7	414.3

Total:
Great Britain	1,155.8	78.1	56.1	985.1
Germany	796.3	(4.9)	(25.6)	594.0
Rest of Europe	1,350.8	96.6	83.8	1,058.1
United States of America	1,255.4	57.2	51.8	523.2
Rest of the World	413.1	35.8	26.4	483.3

	4,971.4	262.8	192.5	3,643.7

*	Total trading profit excluding goodwill amortisation of £34.8 million and operating exceptional charges of £35.5 million.

Discontinued operations comprise the waste management division in Great Britain, which was sold in June 2003, and the Group’s businesses in Australia and India, which were sold in December 2003. In 2002 these also include Durox in Great Britain, YTONG in Germany and Rest of Europe and the Group’s businesses in the Benelux countries and Jordan.

Turnover is disclosed on an origin basis only as there is no material difference on a destination basis. Net operating assets of subsidiary undertakings comprise goodwill, tangible fixed assets, investments in joint ventures and associated undertaking, stocks and debtors (excluding corporation taxes), less creditors (excluding corporation taxes) and deferred creditors (excluding corporation taxes), less other provisions (excluding pensions and deferred tax).

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2004
	Total turnover £m	EBITA* before exceptional items £m	Total trading profit £m	Net operating assets £m
b) Analysis by business
Continuing operations:
Ready mixed concrete and aggregates	3,248.5	172.9	59.4	1,427.3
Cement, lime and concrete products	990.5	48.6	(153.8)	1,295.0
Waste control and others	185.6	(0.3)	(1.4)	30.5
Property	48.2	27.5	27.5	7.6

	4,472.8	248.7	(68.3)	2,760.4

Continuing operations include contributions from acquisitions of:
Ready mixed concrete and aggregates	16.8	1.2	1.2	32.9
Cement, lime and concrete products	6.0	0.1	—	4.9

	22.8	1.3	1.2	37.8

*	Total trading profit excluding goodwill amortisation of £23.8 million and operating exceptional charges of £293.2 million.

	2003
	Total turnover £m	EBITA* before exceptional items £m	Total trading profit £m	Net operating assets £m
Continuing operations:
Ready mixed concrete and aggregates	3,263.0	145.5	116.8	1,420.3
Cement, lime and concrete products	1,051.4	33.0	(1.4)	1,452.2
Waste control and others	184.2	4.6	3.6	6.4
Property	18.8	11.2	11.2	12.8

	4,517.4	194.3	130.2	2,891.7

Discontinued operations:
Ready mixed concrete and aggregates	48.2	0.9	0.5	—
Cement, lime and concrete products	252.3	47.8	40.3	—
Waste control and others	55.2	4.0	4.0	—

	355.7	52.7	44.8	—

Total:
Ready mixed concrete and aggregates	3,311.2	146.4	117.3	1,420.3
Cement, lime and concrete products	1,303.7	80.8	38.9	1,452.2
Waste control and others	239.4	8.6	7.6	6.4
Property	18.8	11.2	11.2	12.8

	4,873.1	247.0	175.0	2,891.7

*	Total trading profit excluding goodwill amortisation of £35.6 million and operating exceptional charges of £36.4 million.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2002
	Total turnover £m	EBITA* before exceptional items £m	Total trading profit £m	Net operating assets £m
Continuing operations:
Ready mixed concrete and aggregates	3,147.6	152.7	136.1	1,599.6
Cement, lime and concrete products	990.0	47.9	8.0	1,564.9
Waste control and others	286.5	1.4	(4.8)	28.7
Property	28.4	16.5	16.5	36.2

	4,452.5	218.5	155.8	3,229.4

Discontinued operations:
Ready mixed concrete and aggregates	69.9	(0.5)	(0.7)	51.4
Cement, lime and concrete products	331.4	34.5	27.1	323.8
Waste control and others	117.6	10.3	10.3	39.1

	518.9	44.3	36.7	414.3

Total:
Ready mixed concrete and aggregates	3,217.5	152.2	135.4	1,651.0
Cement, lime and concrete products	1,321.4	82.4	35.1	1,888.7
Waste control and others	404.1	11.7	5.5	67.8
Property	28.4	16.5	16.5	36.2

	4,971.4	262.8	192.5	3,643.7

*	Total trading profit excluding goodwill amortisation of £34.8 million and operating exceptional charges of £35.5 million.

Included in the tables above are the Group’s share of joint ventures’ turnover of £81.4 million (2003: £155.6 million; 2002: £140.9 million), trading profit of £9.6 million (2003: £18.1 million; 2002; £15.4 million) and net operating assets of £61.0 million (2003: £61.1 million; 2002: £77.5 million) and the Group’s share of associated undertakings’ turnover of £270.3 million (2003: £302.5 million; 2002: £328.2 million), trading profit of £8.4 million (2003: loss £1.0 million; 2002: profit £4.3 million) and net operating assets of £30.0 million (2003: £38.5 million; 2002: £70.9 million).

2	(ii) Segmental reporting of Group’s share of turnover of joint ventures and associated undertakings (continued)

	2004 Turnover
	Joint ventures £m	Associated undertakings £m	Total £m
a) Geographical analysis
Continuing operations:
Great Britain	9.6	2.0	11.6
Germany	3.7	84.9	88.6
Rest of Europe	39.6	16.2	55.8
United States of America	—	167.2	167.2
Rest of World	28.5	—	28.5

	81.4	270.3	351.7

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2003 Turnover
	Joint ventures £m	Associated undertakings £m	Total £m
a) Geographical analysis
Continuing operations:
Great Britain	10.7	1.9	12.6
Germany	5.1	122.0	127.1
Rest of Europe	44.2	15.5	59.7
United States of America	—	163.1	163.1
Rest of World	36.3	—	36.3

	96.3	302.5	398.8

Discontinued operations:
Rest of World	59.3	—	59.3

	59.3	—	59.3

Total
Great Britain	10.7	1.9	12.6
Germany	5.1	122.0	127.1
Rest of Europe	44.2	15.5	59.7
United States of America	—	163.1	163.1
Rest of World	95.6	—	95.6

	155.6	302.5	458.1

	2002 Turnover
	Joint ventures £m	Associated undertakings £m	Total £m
a) Geographical analysis
Continuing operations:
Great Britain	10.2	2.6	12.8
Germany	5.5	137.7	143.2
Rest of Europe	34.7	13.7	48.4
United States of America	—	170.2	170.2
Rest of World	40.3	—	40.3

	90.7	324.2	414.9

Discontinued operations:
Rest of Europe	—	4.0	4.0
Rest of World	50.2	—	50.2

	50.2	4.0	54.2

Total
Great Britain	10.2	2.6	12.8
Germany	5.5	137.7	143.2
Rest of Europe	34.7	17.7	52.4
United States of America	—	170.2	170.2
Rest of World	90.5	—	90.5

	140.9	328.2	469.1

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2004 Turnover
	Joint ventures £m	Associated undertakings £m	Total £m
b) Analysis by business
Continuing operations:
Ready mixed concrete and aggregates	75.0	92.1	167.1
Cement, lime and concrete products	3.0	11.0	14.0
Waste control and others	3.4	167.2	170.6

	81.4	270.3	351.7

	2003 Turnover
	Joint ventures £m	Associated undertakings £m	Total £m
b) Analysis by business
Continuing operations:
Ready mixed concrete and aggregates	88.2	129.0	217.2
Cement, lime and concrete products	3.1	4.3	7.4
Waste control and others	5.0	169.2	174.2

	96.3	302.5	398.8

Discontinued operations:
Ready mixed concrete and aggregates	5.4	—	5.4
Cement, lime and concrete products	53.9	—	53.9

	59.3	—	59.3

Total
Ready mixed concrete and aggregates	93.6	129.0	222.6
Cement, lime and concrete products	57.0	4.3	61.3
Waste control and others	5.0	169.2	174.2

	155.6	302.5	458.1

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2002 Turnover
	Joint ventures £m	Associated undertakings £m	Total £m
b) Analysis by business
Continuing operations:
Ready mixed concrete and aggregates	86.6	142.6	229.2
Cement, lime and concrete products	4.1	5.6	9.7
Waste control and others	—	176.0	176.0

	90.7	324.2	414.9

Discontinued operations:
Ready mixed concrete and aggregates	2.7	3.1	5.8
Cement, lime and concrete products	47.5	0.9	48.4

	50.2	4.0	54.2

Total
Ready mixed concrete and aggregates	89.3	145.7	235.0
Cement, lime and concrete products	51.6	6.5	58.1
Waste control and others	—	176.0	176.0

	140.9	328.2	469.1

3	Analysis of total turnover to total trading profit

	2004
	Continuing £m	Acquisitions £m	Total £m
Turnover
Total turnover	4,450.0	22.8	4,472.8
Less share of turnover of:
—Joint ventures	81.4	—	81.4
—Associated undertakings	270.3	—	270.3

Turnover of subsidiary undertakings	4,098.3	22.8	4,121.1
Cost of sales	2,893.6	17.3	2,910.9

Gross profit	1,204.7	5.5	1,210.2
Distribution costs	(879.4)	(3.4)	(882.8)
Administrative expenses	(467.4)	(0.8)	(468.2)
Other operating income	54.6	(0.1)	54.5

Operating profit	(87.5)	1.2	(86.3)
Share of operating profits of:
—Joint ventures	9.6	—	9.6
—Associated undertakings	8.4	—	8.4

	18.0	—	18.0

Total trading profit	(69.5)	1.2	(68.3)

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The share of operating profits of joint ventures and associated undertakings is stated after amortisation of goodwill as follows:

	2004 £m	2003 £m	2002 £m
Joint ventures	0.1	0.4	0.6
Associated undertakings	0.2	0.2	0.6

	0.3	0.6	1.2

	2003
	Continuing £m	Discontinued £m	Total £m
Turnover
Total turnover	4,517.4	355.7	4,873.1
Less share of turnover of:
—Joint ventures	96.3	59.3	155.6
—Associated undertakings	302.5	—	302.5

Turnover of subsidiary undertakings	4,118.6	296.4	4,415.0
Cost of sales	2,746.6	214.2	2,960.8

Gross profit	1,372.0	82.2	1,454.2
Distribution costs	(868.9)	(30.9)	(899.8)
Administrative expenses	(399.1)	(13.4)	(412.5)
Other operating income	15.6	0.4	16.0

Operating profit	119.6	38.3	157.9
Share of operating profits/(losses) of:
—Joint ventures	11.6	6.5	18.1
—Associated undertakings	(1.0)	—	(1.0)

	10.6	6.5	17.1

Total trading profit	130.2	44.8	175.0

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2002
	Continuing £m	Discontinued £m	Total £m
Turnover
Total turnover	4,452.4	519.0	4,971.4
Less share of turnover of:
—Joint ventures	90.7	50.2	140.9
—Associated undertakings	324.2	4.0	328.2

Turnover of subsidiary undertakings	4,037.5	464.8	4,502.3
Cost of sales	2,699.3	346.9	3,046.2

Gross profit	1,338.2	117.9	1,456.1
Distribution costs	(806.5)	(47.9)	(854.4)
Administrative expenses	(403.3)	(41.1)	(444.4)
Other operating income	21.6	2.5	24.1

Operating profit	150.0	31.4	181.4
Share of operating profits/(losses) of:
—Joint ventures	9.7	5.7	15.4
—Associated undertakings	(3.9)	(0.4)	(4.3)

	5.8	5.3	11.1

Total trading profit	155.8	36.7	192.5

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2004 £m	2003 £m	2002 £m
Profit/(loss) on ordinary activities before taxation is stated after charging/(crediting) the following items:
Depreciation of tangible fixed assets	170.8	211.2	210.4
Impairment of tangible fixed assets	—	9.7	—
Impairment of tangible fixed assets (charged as non-operating exceptional item)	—	103.2	—
Impairment of tangible fixed assets (charged as operating exceptional item)	87.2	—	—
Impairment of goodwill of j.v. (charged as operating exceptional item)	1.1	—	—
Amortisation of goodwill (including j.v.s and associates)	23.8	35.6	34.8
Impairment of goodwill	—	1.3	—
Impairment of goodwill (charged as non-operating exceptional item)	—	67.4	—
Impairment of goodwill (charged as operating exceptional item)	173.7	—	—
Profit on disposal of property division assets	(27.5)	(11.2)	(16.5)
Profit on disposal of other fixed assets	(10.0)	(1.7)	(2.2)
Grants received	(1.4)	(1.6)	(1.4)
Operating lease rentals:
Hire of plant and machinery	48.5	54.3	52.9
Other	3.5	41.1	41.8
Audit services:
Statutory audit	3.5	4.0	3.8
Audit-related regulatory reporting	0.1	0.1	0.1

Total amounts paid to the Auditors for non-audit work were:
Further assurance services	0.3	0.3	0.2
Tax services:
Compliance services	0.8	0.7	0.7
Advisory services	0.2	0.1	0.1
Other services:
Financial information technology	0.1	—	1.0
Other	0.1	0.1	0.1

	1.5	1.2	2.1

4	Exceptional items

In 2004, non-operating exceptional items comprised losses of £0.7 million arising on adjustments to the disposals of discontinued businesses in Belgium (shown as net loss on disposal of discontinued operations), losses of £0.6 million arising on the disposal of a business in Austria (shown as net loss on disposal of continuing operations), losses of £8.5 million arising on the disposal of the Group’s remaining investment in Adelaide Brighton Limited (shown as a loss on disposal of investment—Australia), and profits of £10.9 million arising on the release of provisions no longer required (shown as restructuring costs of continuing operations).

In 2003, non-operating exceptional items comprised a net profit of £22.3 million arising on the disposals of the assets of the waste management division in Great Britain and the Group’s businesses in Australia, Belgium, Jordan and India, after charging goodwill written off to reserves of £5.6 million (shown as profit on disposal of discontinued operations), losses of £16.2 million arising on the disposal and closure of non-core businesses in the USA, Germany, Austria and Croatia (shown as loss on disposal/termination of continuing operations) and £235.6 million of costs arising from restructuring the German business, including £204.7 million of fixed asset write-downs.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

In 2002, non-operating exceptional items comprised a profit of £39.5 million on the sale of the Group’s aerated concrete businesses, Durox and YTONG, and its concrete products business in the Netherlands, after charging goodwill previously written off to reserves of £51.3 million (shown as profit on disposal of discontinued operations), a loss of £13.9 million on the withdrawal from certain non-core operations in the USA and Germany (shown as loss on disposal/termination of continuing operations) and a net profit of £1.7 million on the disposal of fixed assets and investments in the USA and Germany.

Operating exceptional items in 2004 totalled net charges of £293.2 million, of which £261.7 million arose on the impairment of goodwill in the UK and fixed assets in Austria, calculated using a pre-tax discount rate of 10%, £16.5 million related to redundancy and other reorganisation costs, primarily in Great Britain, £20.2 million comprised costs associated with the acquisition by CEMEX and integration of the combined businesses. These charges of £298.4 million were offset by a credit of £5.2 million on the settlement of legal matter.

Operating exceptional items in 2003 totalled charges of £36.4 million, of which £20.8 million related to redundancy and other reorganisation costs, primarily in Great Britain, and £15.6 million to asset write-downs associated with reorganisations.

Operating exceptional items in 2002 of £31.4 million comprised anticipated fines for anti-competitive activities and associated legal costs totalling £15.9 million, principally arising from the German Federal Cartel Office investigation into the cement industry, redundancy costs arising from the Group’s business review of £9.5 million, abortive disposal costs of £3.4 million and a write-down of the shares held by the Trustee of the Long Term Incentive Plan to market value at 31 December 2002 amounting to £2.6 million. In addition there was a goodwill impairment in the Group’s associate, Huttig Building Products, Inc. in the USA of £4.1 million.

The tax effect on the above items is disclosed in Note 8 on page 25.

5	Interest payable (net)

	2004 £m	2003 £m	2002 £m
Bank loans and overdrafts	34.0	31.6	39.1
Amortisation of issue costs	0.9	5.1	3.5
Other loans	30.6	40.0	39.9
Unwinding of discount on pension provisions	5.8	5.2	5.1

	71.3	81.9	87.6

Less: interest received on short-term deposits	14.2	5.6	6.5
Income from investments	0.6	0.4	0.6

	14.8	6.0	7.1

	56.5	75.9	80.5

Joint ventures	0.6	1.0	0.7
Associated undertakings	1.1	1.5	2.5

	58.2	78.4	83.7

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

6	Taxation

	2004		2003		2002
	£m	£m	£m	£m	£m	£m
Current tax:
UK corporation tax on profits for the period	14.4			98.2		37.6
Double taxation relief	(11.6)		(88.5)		(37.0)
Adjustments in respect of previous years	(18.7)		(9.7)	(98.2)	(2.8)	(39.8)

		(15.9)		—		(2.2)
Foreign tax	47.9		49.3		46.7
Adjustment in respect of previous years	(0.5)	47.4	(0.7)	48.6	(12.7)	34.0

Joint ventures	2.1		4.7		4.5
Associated undertakings	1.9	4.0	1.0	5.7	0.6	5.1

Total current tax		35.5		54.3		36.9

Deferred tax:
Decrease/(increase) in timing differences in year	6.5		(55.2)		(4.4)
Effect of tax rate variations on opening provision	(1.2)		(0.2)		(0.5)
Adjustments in respect of previous years	(25.1)		(3.9)		5.9

Total deferred tax		(19.8)		(59.3)		1.0

Tax on profit on ordinary activities		15.7		(5.0)		37.9

UK corporation tax has been calculated at the rate of 30% (2003: 30%) (2002: 30%).

The tax charge for 2004 has benefited from the utilisation of past tax losses and the release of prior year provisions following closure with tax authorities. There are no known specific factors that will impact the tax charge in future years.

	2004 £m	2003 £m	2002 £m
Reconciliation of current tax charge
(Loss)/profit on ordinary activities before tax	(125.4)	(132.9)	136.1

Tax thereon at standard rate of UK corporation tax of 30% (2003: 30%) (2002: 30%)	(37.6)	(39.8)	40.8
Increase in tax due to higher tax rates on foreign profits	2.8	2.0	0.9

	(34.8)	(37.8)	41.7

Non tax effective items (primarily goodwill and other amortisation)	78.8	47.3	11.3
Timing differences (primarily the excess of tax depreciation over accounts depreciation and provisions)	(15.7)	67.4	(23.4)
Losses	26.4	(12.2)	22.8
Adjustment to tax charge for previous periods	(19.2)	(10.4)	(15.5)

Current tax charge for period	35.5	54.3	36.9

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

7	Dividends

	2004 £m	2003 £m	2002 £m

Interim dividend of 9.4p per share (2003: 9.4p per share) (2002: 9.4p per share)	25.2	24.9	24.9
Final dividend proposed of nil per share (2003: 21.8p per share) (2002: 21.8p per share)	—	57.7	57.7

	25.2	82.6	82.6

All dividends on the shares awarded under the Long Term Incentive Plan have been waived by the Trustee.

8	Earnings per share

	2004			2003			2002
	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence
a) Earnings	(156.7)	(58.9)	(58.9)	(156.1)	(59.0)	(59.0)	70.3	26.5	26.5
Anti-dilutive effect	—	—	0.5	—	—	0.2	—	—	—
Exceptional items	292.1	109.8	108.8	265.9	100.4	100.1	8.2	3.1	3.1
Taxation arising on operating exceptional items	(7.7)	(2.8)	(2.8)	(9.3)	(3.5)	(3.5)	(7.6)	(2.9)	(2.9)
Taxation arising on non- operating exceptional items	6.5	2.4	2.4	(33.4)	(12.6)	(12.6)	5.1	1.9	1.9
Minority interest share of exceptional items	(0.3)	(0.1)	(0.1)	(4.1)	(1.5)	(1.5)	(0.6)	(0.2)	(0.2)

Earnings excluding exceptional items	133.9	50.4	49.9	63.0	23.8	23.7	75.4	28.4	28.4
Goodwill amortisation	23.8	8.9	8.9	35.6	13.4	13.4	34.8	13.0	13.1
Minority interest share of goodwill amortisation	(0.3)	(0.1)	(0.1)	(0.3)	(0.1)	(0.1)	(0.4)	—	(0.2)

Earnings excluding exceptional items and goodwill amortisation	157.4	59.2	58.7	98.3	37.1	37.0	109.8	41.4	41.3

b) Basic earnings per share are based on the profit for the year attributable to shareholders and on the weighted average number of shares in issue during the year, excluding shares owned by the RMC Long Term Incentive Plan which are treated as cancelled. The number of shares used for calculating basic earnings per share was 265,848,132 (2003: 264,736,826) (2002: 264,636,627). The number of shares used for calculating diluted earnings per share, taking into account employee share option schemes, was 268,292,445 (2003: 265,559,465) (2002: 265,241,185).

c) Supplementary basic and diluted earnings per share have been calculated to exclude the effect of goodwill amortisation and exceptional items. The adjusted numbers have been provided in order that the effects of goodwill amortisation and exceptional items on reported earnings can be fully appreciated.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

9	Employees and directors

	2004 £m	2003 £m	2002 £m
a) Staff costs (including Directors)
Wages and salaries	509.8	666.8	697.4
Social security costs	123.2	122.0	123.9
Other pension costs	36.1	34.8	32.6

	669.1	823.6	853.9

	2004	2003	2002
b) Geographical analysis of the average number of persons employed by the Group during the year
Great Britain	6,899	7,816	7,991
Germany	3,928	4,275	4,872
Rest of Europe	8,043	8,218	9,700
United States of America	6,046	6,410	6,899
Rest of the World	1,835	2,448	2,334

	26,751	29,167	31,796

c) Pension schemes

The Group operates a number of pension schemes throughout the world. The majority of these schemes are self-administered and are separately funded. The schemes’ assets are held independently of the Group’s finances, with the exception of those in Germany, which are financed mainly by internal provisions. Pension costs are assessed in accordance with the advice of independent, professionally-qualified actuaries.

The main schemes in the UK are of the defined benefit type and in Germany and the USA both defined benefit and defined contribution schemes are operated. The results of the most recent valuations or reviews of the main defined benefit schemes under SSAP 24 were as follows:

Date of last valuation/review Method used	UK 31 Mar 2003 projected unit		Germany 31 Dec 2003 projected unit		2004 USA 30 Sep 2004 projected unit
Market value of investments	£454.8	m	£8.2	m	£14.4	m
Assumed return on assets exceeds salary inflation by	3.1%		3.5%		3.0%
Level of external funding	91.5%		8.0%		58.0%
Charge during year	£18.1	m	£8.1	m	£1.9	m
Total provision	£20.0	m	£96.9	m	£1.1	m

Date of last valuation/review Method used	UK 31 Mar 2003 projected unit	Germany 31 Dec 2003 projected unit	2003 USA 30 Sep 2003 projected unit
Market value of investments	£454.8m	£8.2m	£13.1m
Assumed return on assets exceeds salary inflation by	3.1%	3.5%	1.13%
Level of external funding	91.5%	8.0%	57.0%
Charge during year	£15.6m	£6.9m	£1.7m
Total provision	£26.4m	£96.9m	£1.9m

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Date of last valuation/review Method used	UK 31 Mar 2002 projected unit	Germany 31 Dec 2002 projected unit	2002 USA 31 Dec 2002 projected unit
Market value of investments	£612.4m	£15.0m	£12.5m
Assumed return on assets exceeds salary inflation by	1.0%-1.75%	3.0%	4.5%
Level of external funding	108.0%	15.0%	54.0%
Charge during year	£7.7m	£7.2m	£0.9m
Total provision	£15.6m	£94.8m	£1.3m

UK: the two main defined benefit pension funds undertook full formal actuarial valuations as at 31 March 2003. Both funds disclosed deficits as at the valuation date. As a result, the employing companies are paying contributions at an increased rate in order to restore the funds to a full funding level. The figures for the UK pension funds at the 31 March 2001 valuation have been restated to include the two RMC Pension Funds together with the two Rugby Pension Schemes subsequently transferred to the RMC Pension Fund. The RMC Pension Fund (defined benefit section) was closed to new employees with effect from 1 January 2004.

Germany: the funding of the defined benefit schemes is met mainly by a book reserve. The provision shown above relates to the book reserve held in the accounts of companies in the Readymix AG Group. A proportion is provided through external insurance arrangements. The value of investments and level of external funding shown above reflects these insurance arrangements. The market value of the investments has reduced because the value of the insurance policy that relates to employees covered by a defined contribution benefit, which was included in the previous years has now been excluded.

The pension charges relating to other foreign schemes comply with the policy of providing for pensions on systematic and rational bases, so that the charges represent a consistent proportion of the related payroll costs.

d) Post-retirement benefits

The Group provides post-retirement healthcare, mainly in the UK and the USA to certain groups of its retired employees. The Group conforms with the provisions of the Urgent Issues Task Force Abstract 6 ‘Accounting for Post-retirement Benefits other than Pensions’ which require accrual of these costs over the period during which employees become eligible for such benefits.

At 31 December 2004 the provision for both the UK and the USA totals £16.4 million (2003: £16.2 million) (2002: £15.6 million), of which £8.9 million (2003: £8.6 million) (2002: £8.1 million) relates to the UK and £7.5 million (2003: £7.6 million) (2002: £7.5 million) relates to the USA. Independent qualified actuaries have calculated these provisions. The actuaries have assumed rates of inflation for medical expenses of 5.5% a year (UK) (2003: 5.5%) (2002: 5%) and 10% (USA) ) (2003: 8%) (2002: 9%) and discount rates of 6.6% a year (UK) (2003: 6.6%) (2002: 5.5%) and 6.0% (USA) (2003: 6.63%) (2002: 7.3%).

e) FRS 17—Retirement benefits

The valuations used for the FRS 17 disclosures with respect to the UK, German and USA funds have been based on the most recent actuarial valuations at 31 March 2003, 31 December 2003 and 30 September 2004 respectively and updated by the scheme actuary to take account of the requirements of FRS 17 in order to assess the liabilities at 31 December 2004. Scheme assets are stated at their market value on 31 December 2004. For all arrangements in each of the three countries the projected unit method of valuation was adopted. The principal defined benefit schemes operated by the Group are in the UK, Germany and the USA. These schemes cover over 95% of the Group’s defined benefit pension liabilities.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The financial assumptions used to calculate pension liabilities under FRS 17:

	2004			2003			2002
	USA	UK	Germany	USA	UK	Germany	USA	UK	Germany
Discount rate	5.40%	5.00%	6.00%	5.50%	5.50%	6.13%	5.50%	5.75%	6.50%
Inflation rate	2.60%	1.50%	3.00%	2.50%	1.50%	2.00%	2.25%	2.00%	2.00%
Increases to pensions in payment	2.60%	1.50%	—	2.50%	1.50%	—	2.25%	1.75%	—
Salary increases	3.60%	2.00%	5.00%	3.50%	2.00%	5.00%	3.75%	3.00%	4.00%
Long-term healthcare cost increases	5.60%	—	10.00%	5.50%	—	8.00%	4.75%	—	9.00%

The assumptions for all the UK schemes are as above.

	2004
	UK		Germany		USA
	Long-term rate of return expected at 31 Dec 2004	Value at 31 Dec 2004 £m	Long-term rate of return expected at 31 Dec 2004	Value at 31 Dec 2004 £m	Long-term rate of return expected at 31 Dec 2004	Value at 31 Dec 2004 £m
Equities—Domestic	7.50%	154		—	9.60%	7
Equities—Overseas	7.75%	190		—	10.30%	1
Bonds—Fixed interest	4.75%	163		—	4.70%	5
Bonds—Index-linked	4.25%	32		—	—	—
Other	6.60%	57	5.0%	8	3.70%	1

Total market value of assets		596		8		14
Present value of schemes’ liabilities		683		124		23

Deficit		(87)		(116)*		(9)
Post-retirement healthcare		(11)		—		(10)

		(98)		(116)		(19)
Related deferred tax asset		—		9		8

Net pension liability		(98)		(107)		(11)

*	As disclosed above, in Germany the Readymix AG group of companies holds total provisions of £96.9 million (2003: £96.9 million; 2002: £94.8 million) against the pension liabilities, in line with normal practice. The related deferred tax for Germany has been calculated on the difference between the deficit under FRS 17 and the book reserves held locally. These book reserves are calculated in accordance with the advice of an independent qualified actuary and are believed to be sufficient to meet the pension liabilities in this country.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2003
	UK		Germany		USA
	Long-term rate of return expected at 31 Dec 2003	Value at 31 Dec 2003 £m	Long-term rate of return expected at 31 Dec 2003	Value at 31 Dec 2003 £m	Long-term rate of return expected at 31 Dec 2003	Value at 31 Dec 2003 £m
Equities—Domestic	7.25%	160	—	—	9.80%	7
Equities—Overseas	7.50%	162	—	—	10.50%	1
Bonds—Fixed interest	5.00%	141	—	—	4.70%	5
Bonds—Index-linked	4.50%	34	—	—	—	—
Other	6.75%	37	5.50%	8	—	—

Total market value of assets		534		8		13
Present value of schemes’ liabilities		627		117		23

Deficit		(93)		(109)*		(10)
Post-retirement healthcare		(10)		—		(11)

		(103)		(109)		(21)
Related deferred tax asset		28		6		8

Net pension liability		(75)		(103)		(13)

	2002
	UK		Germany		USA
	Long-term rate of return expected at 31 Dec 2002	Value at 31 Dec 2002 £m	Long-term rate of return expected at 31 Dec 2002	Value at 31 Dec 2002 £m	Long-term rate of return expected at 31 Dec 2002	Value at 31 Dec 2002 £m
Equities—Domestic	7.75%	197	—	—	8.75%	8
Equities—Overseas	8.00%	114	—	—	—	—
Bonds—Fixed interest	5.00%	104	—	—	5.50%	4
Bonds—Index-linked	4.50%	49	—	—	—	—
Other	7.00%	19	5.75%	16	—	—

Total market value of assets		483		16		12
Present value of schemes’ liabilities		567		122		23

Deficit		(84)		(106)*		(11)
Post-retirement healthcare		(9)		—		(12)

		(93)		(106)		(23)
Related deferred tax asset		28		4		9

Net pension liability		(65)		(102)		(14)

*	As disclosed above, in Germany the Readymix AG group of companies holds total provisions of £96.9 million (2003: £96.9 million; 2002: £94.8 million) against the pension liabilities, in line with normal practice. The related deferred tax for Germany has been calculated on the difference between the deficit under FRS 17 and the book reserves held locally. These book reserves are calculated in accordance with the advice of an independent qualified actuary and are believed to be sufficient to meet the pension liabilities in this country.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

If FRS 17 had been adopted in the financial statements, the Group’s net assets and profit and loss account (after excluding the effect of SSAP 24 on the main defined benefit retirement plans) at 31 December 2004 would have been as follows:

	2004 £m	2003 £m
Net assets excluding SSAP 24 pension and post-retirement healthcare liabilities	1,636.4	1,798.6
FRS 17 pension and post-retirement healthcare liabilities	(216.0)	(191.0)

Net assets including FRS 17 pension and post-retirement healthcare liabilities	1,420.4	1,607.6

Profit and loss account excluding SSAP 24 pension and post-retirement healthcare liabilities	765.3	925.6
FRS 17 pension and post-retirement healthcare liabilities	(216.0)	(191.0)

Profit and loss account including FRS 17 pension and post-retirement healthcare liabilities	549.3	734.6

Had FRS 17 been adopted, the amounts included in the performance statements in relation to the main defined benefit retirement and healthcare plans would have been as follows:

	2004
	UK post- retirement healthcare £m	UK pension £m	Germany pension £m	USA post- retirement healthcare £m	USA pension £m
Current service cost	(0.1)	(19.0)	(1.6)	(0.3)	(0.9)
Past service cost	—	(0.2)	—	—	—

Total operating charge	(0.1)	(19.2)	(1.6)	(0.3)	(0.9)

Expected return on assets	—	35.5	0.5	—	1.0
Interest on liabilities	(0.5)	(34.4)	(6.1)	(0.6)	(1.4)

Net return included in other financial income	(0.5)	1.1	(5.6)	(0.6)	(0.4)

Total charge for profit and loss account	(0.6)	(18.1)	(7.2)	(0.9)	(1.3)

Actual return less expected return on assets	—	23.9	(0.7)	—	0.2
Experience gains and (losses) arising on liabilities	(0.1)	(6.2)	0.3	0.5	(0.3)
Changes in assumptions	(0.3)	(21.2)	(5.9)	0.8	(0.5)

Actuarial gain/(loss) included in the statement of total recognised gains and losses	(0.4)	(3.5)	(6.3)	1.3	(0.6)

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2003
	UK post- retirement healthcare £m	UK pension £m	Germany pension £m	USA post- retirement healthcare £m	USA pension £m
Current service cost	(0.1)	(20.1)	(1.6)	(0.3)	(0.8)
Past service cost	—	(0.7)	—	—	—

Total operating charge	(0.1)	(20.8)	(1.6)	(0.3)	(0.8)

Expected return on assets	—	32.2	1.0	—	0.9
Interest on liabilities	(0.5)	(31.1)	(6.7)	(0.7)	(1.4)

Net return included in other financial income	(0.5)	1.1	(5.7)	(0.7)	(0.5)

Total charge for profit and loss account	(0.6)	(19.7)	(7.3)	(1.0)	(1.3)

Actual return less expected return on assets	—	23.2	(2.6)	–	1.3
Experience gains and (losses) arising on liabilities	(0.2)	(9.9)	13.0	0.5	1.3
Changes in assumptions	(0.9)	(9.3)	2.3	(0.6)	(2.8)

Actuarial gain/(loss) included in the statement of total recognised gains and losses	(1.1)	4.0	12.7	(0.1)	(0.2)

	2002
	UK post- retirement healthcare £m	UK pension £m	Germany pension £m	USA post- retirement healthcare £m	USA pension £m
Current service cost	(0.1)	(17.6)	(2.1)	(0.3)	(0.7)
Past service cost	—	(0.2)	—	—	—

Total operating charge	(0.1)	(17.8)	(2.1)	(0.3)	(0.7)

Expected return on assets	—	41.9	0.9	—	1.2
Interest on liabilities	(0.5)	(31.5)	(7.2)	(0.7)	(1.5)

Net return included in other financial income	(0.5)	10.4	(6.3)	(0.7)	(0.3)

Total charge for profit and loss account	(0.6)	(7.4)	(8.4)	(1.0)	(1.0)

Actual return less expected return on assets	—	(114.3)	(1.1)	—	(3.7)
Experience gains and (losses) arising on liabilities	—	—	1.2	—	(0.6)
Changes in assumptions	—	(2.0)	(4.1)	(0.9)	(1.5)

Actuarial gain/(loss) included in the statement of total recognised gains and losses	—	(116.3)	(4.0)	(0.9)	(5.8)

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2004
	UK post- retirement healthcare £m	UK pension £m	Germany pension £m	USA post- retirement healthcare £m	USA pension £m
The movement in the deficit during the year arose as follows:
Deficit at 1 January 2004	(10.1)	(93.2)	(109.4)	(11.3)	(9.9)
Translation adjustment	—	—	(1.0)	0.9	0.7
Current service cost	(0.1)	(19.0)	(1.6)	(0.3)	(0.9)
Contributions	0.3	28.5	7.9	0.4	2.2
Past service costs	—	(0.2)	—	—	—
Curtailment cost*	—	(0.4)	—	—	—
Other financial income/(charge)	(0.5)	1.1	(5.6)	(0.7)	(0.4)
Actuarial gain/(loss)	(0.4)	(3.5)	(6.3)	1.3	(0.6)

Deficit at 31 December 2004	(10.8)	(86.7)	(116.0)	(9.7)	(8.9)

	2003
	UK post- retirement healthcare £m	UK pension £m	Germany pension £m	USA post- retirement healthcare £m	USA pension £m
The movement in the deficit during the year arose as follows:
Deficit at 1 January 2003	(8.7)	(83.8)	(105.6)	(11.7)	(10.5)
Correction to plan assets at 1 January 2003**	—	—	(7.7)	—	—
Translation adjustment	—	—	(8.0)	1.2	1.2
Current service cost	(0.1)	(20.1)	(1.6)	(0.3)	(0.8)
Contributions	0.3	7.4	6.5	0.3	0.9
Past service costs	—	(0.7)	—	—	—
Settlement gain*	—	0.3	—	—	—
Curtailment cost*	—	(1.4)	—	—	—
Other financial income/(charge)	(0.5)	1.1	(5.7)	(0.7)	(0.5)
Actuarial gain/(loss)	(1.1)	4.0	12.7	(0.1)	(0.2)

Deficit at 31 December 2003	(10.1)	(93.2)	(109.4)	(11.3)	(9.9)

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2002
	UK post- retirement healthcare £m	UK pension £m	Germany pension £m	USA post- retirement healthcare £m	USA pension £m
The movement in the deficit during the year arose as follows:
Surplus/(deficit) at 1 January 2002	(8.4)	34.0	(117.8)	(11.2)	(5.0)
Translation adjustment	—	—	(6.9)	1.1	0.8
Current service cost	(0.1)	(17.6)	(2.1)	(0.3)	(0.7)
Contributions	0.3	5.9	3.6	0.3	0.5
Past service costs	—	(0.2)	—	—	—
Group undertakings sold*	—	—	27.9	—	—
Other financial income/(charge)	(0.5)	10.4	(6.3)	(0.7)	(0.3)
Actuarial loss	—	(116.3)	(4.0)	(0.9)	(5.8)

Deficit at 31 December 2002	(8.7)	(83.8)	(105.6)	(11.7)	(10.5)

*	During 2004 the curtailment cost in the UK arises from the early retirement of one employee. During 2003 the Group disposed of Hales Waste Control in Great Britain. Certain employees have agreed to transfer their benefits in the RMC funds to those of the purchaser under the terms of the sale agreement. This has resulted in a settlement gain of £0.3 million. Also in Great Britain, a number of redundancies took place towards the end of 2003. This has resulted in a net curtailment cost of £1.4 million. As these items have been treated as non-operating and operating exceptional items respectively, they have not been included in the operating charge under FRS 17 in Note 9(e). In 2002 the Group disposed of an entity in Germany. As this item was treated as a non-operating exceptional, it has not been included in the operating charge under FRS 17 in Note 9(e).
**	The correction to plan assets in Germany arises because the value of the insurance policy that relates to employees covered by a defined contribution benefit, which was included in the previous year, has now been excluded.

	2004
	UK post- retirement healthcare	UK pension	Germany pension	USA post- retirement healthcare	USA pension
The experience gains and (losses) were as follows:
Difference between the expected and actual return on assets
—amount (£m)	—	23.9	(0.7)	—	0.2
—percentage of assets	—	4.0%	10.0%	—	1.1%

Experience gains and (losses) on liabilities
—amount (£m)	(0.1)	(6.2)	0.3	0.5	(0.3)
—percentage of the present value of liabilities	0.9%	0.9%	0.3%	4.3%	1.3%

Effect of change in assumptions underlying the present value of liabilities
—amount (£m)	(0.3)	(21.2)	(5.9)	0.8	(0.5)
—percentage of the present value of liabilities	2.8%	3.1%	5.1%	8.2%	2.1%

Total amount included in the Statement of total recognised gains and (losses)
—amount (£m)	(0.4)	(3.5)	(6.3)	1.3	(0.6)
—percentage of the present value of liabilities	3.7%	0.5%	5.3%	12.2%	2.5%

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2003
	UK post- retirement healthcare	UK pension	Germany pension	USA post- retirement healthcare	USA pension
The experience gains and (losses) were as follows:
Difference between the expected and actual return on assets
—amount (£m)	—	23.2	(2.6)	—	1.3
—percentage of assets	—	4.3%	32.5%	—	9.0%

Experience gains and (losses) on liabilities
—amount (£m)	(0.2)	(9.9)	13.0	0.5	1.3
—percentage of the present value of liabilities	2.0%	1.6%	11.3%	4.0%	5.3%

Effect of change in assumptions underlying the present value of liabilities
—amount (£m)	(0.9)	(9.3)	2.3	(0.6)	(2.8)
—percentage of the present value of liabilities	8.9%	1.5%	2.0%	5.0%	11.1%

Total amount included in the Statement of total recognised gains and (losses)
—amount (£m)	(1.1)	4.0	12.7	(0.1)	(0.2)
—percentage of the present value of liabilities	10.9%	0.7%	10.9%	1.0%	0.7%

	2002
	UK post- retirement healthcare	UK pension	Germany pension	USA post- retirement healthcare	USA pension
The experience gains and losses were as follows:
Difference between the expected and actual return on assets
—amount (£m)	—	(114.3)	(1.1)	—	(3.7)
—percentage of assets	—	23.7%	6.9%	—	30.8%

Experience gains and (losses) on liabilities
—amount (£m)	—	—	1.2	—	(0.6)
—percentage of the present value of liabilities	—	—	1.0%	—	2.6%

Effect of change in assumptions underlying the present value of liabilities
—amount (£m)	—	(2.0)	(4.1)	(0.9)	(1.5)
—percentage of the present value of liabilities	—	0.3%	3.4%	7.5%	6.5%

Total amount included in the Statement of total recognised gains and losses
—amount (£m)	—	(116.3)	(4.0)	(0.9)	(5.8)
—percentage of the present value of liabilities	—	20.5%	3.3%	7.5%	25.2%

The Directors are aware of the differences in the main pension scheme valuations as disclosed under FRS 17 and SSAP 24.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

10	Goodwill

a) Capitalised goodwill on acquisitions arising from 1 January 1998

	2004 £m	2003 £m
Cost:
At 1 January	549.1	667.9
Currency translation	22.2	2.7
Additions	16.3	38.4
Disposals	(0.3)	(0.1)
Disposals of Group undertakings	(0.3)	(122.6)
Transfers to investments—Australia	—	(37.2)

At 31 December	587.0	549.1

	2004 £m	2003 £m
Amortisation:
At 1 January	(182.0)	(105.2)
Currency translation	(6.2)	(1.7)
Charge to profit and loss account	(23.5)	(35.0)
Impairment charge	(173.7)	(68.7)
Disposals	0.1	—
Disposals of Group undertakings	0.1	21.2
Transfers to investments—Australia	—	7.4

At 31 December	(385.2)	(182.0)

Net book value at 31 December	201.8	367.1
Net book value at 1 January	367.1	562.7

In 2004, additions include £5.4 million of goodwill attributable to acquisitions of minority interests. The impairment charge primarily relates to Great Britain.

In 2003, additions include £20.4 million of goodwill attributable to acquisitions of minority interests. Disposals primarily relate to the sale of Adelaide Brighton Ltd. The impairment charge primarily relates to Germany.

b) Goodwill written off to reserves prior to 1998

At 31 December 2004 the cumulative amount of net goodwill resulting from acquisitions which has been eliminated in the Accounts through reserves on acquisition is £200.5 million (2003: £201.6 million) (2002: £207.2 million).

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

11	Tangible fixed assets

	Land and buildings						2004
	Freehold £m	Properties held for resale £m	Long leasehold £m	Short leasehold £m	Plant, machinery and equipment £m	Truck mixers and motor vehicles £m	Total £m
Cost:
At 1 January 2004	1,340.2	16.4	67.4	116.7	2,751.4	230.2	4,522.3
Currency translation	9.6	(0.3)	(0.1)	(1.5)	4.7	(5.6)	6.8

	1,349.8	16.1	67.3	115.2	2,756.1	224.6	4,529.1
Reclassifications	(20.6)	25.6	(0.3)	(1.4)	(2.9)	(0.4)	—
Additions	35.8	—	2.0	3.3	161.6	20.2	222.9
New Group undertakings	19.0	—	—	0.9	18.2	2.9	41.0

	1,384.0	41.7	69.0	118.0	2,933.0	247.3	4,793.0
Disposals	(4.5)	(29.4)	—	(1.3)	(70.9)	(23.2)	(129.3)
Disposals of Group undertakings	(0.3)	—	—	—	(0.9)	—	(1.2)

At 31 December 2004	1,379.2	12.3	69.0	116.7	2,861.2	224.1	4,662.5

Depreciation:
At 1 January 2003	393.3	2.1	17.0	59.3	1,522.8	161.0	2,155.5
Currency translation	16.2	—	—	(0.3)	5.8	(2.9)	18.8

	409.5	2.1	17.0	59.0	1,528.6	158.1	2,174.3
Reclassifications	(6.5)	9.1	(0.3)	(1.4)	0.9	(1.8)	—
Charge to profit and loss account
— depreciation	28.5	0.2	2.2	4.5	116.4	19.0	170.8
— impairment	73.8	0.3	—	—	13.1	—	87.2

	505.3	11.7	18.9	62.1	1,659.0	175.3	2,432.3
Depreciation on disposals	(3.0)	(8.8)	—	(0.6)	(58.7)	(18.9)	(90.0)
Depreciation on disposals of Group undertakings	—	—	—	—	(0.3)	—	(0.3)

At 31 December 2004	502.3	2.9	18.9	61.5	1,600.0	156.4	2,342.0

Net book value
At 31 December 2004	876.9	9.4	50.1	55.2	1,261.2	67.7	2,320.5

At 1 January 2004	946.9	14.3	50.4	57.4	1,228.6	69.2	2,366.8

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	Land and buildings						2003
	Freehold £m	Properties held for resale £m	Long leasehold £m	Short leasehold £m	Plant, machinery and equipment £m	Truck mixers and motor vehicles £m	Total £m
Cost:
At 1 January 2003	1,329.2	37.0	100.3	121.5	3,017.8	265.7	4,871.5
Currency translation	29.0	(0.1)	5.4	0.6	76.9	(6.8)	105.0

	1,358.2	36.9	105.7	122.1	3,094.7	258.9	4,976.5
Reclassifications	15.4	(5.6)	(0.1)	(5.9)	(5.1)	1.3	—
Additions	32.6	1.2	1.9	3.1	141.5	12.1	192.4
New Group undertakings	5.1	—	0.3	—	14.6	1.3	21.3

	1,411.3	32.5	107.8	119.3	3,245.7	273.6	5,190.2
Disposals	(1.4)	(16.1)	—	(0.8)	(68.6)	(25.2)	(112.1)
Disposals of Group undertakings	(69.7)	—	(40.4)	(1.8)	(425.7)	(18.2)	(555.8)

At 31 December 2003	1,340.2	16.4	67.4	116.7	2,751.4	230.2	4,522.3

Depreciation:
At 1 January 2003	327.3	6.6	16.8	56.1	1,535.5	173.6	2,115.9
Currency translation	9.7	0.2	0.7	1.2	51.0	(4.4)	58.4

	337.0	6.8	17.5	57.3	1,586.5	169.2	2,174.3
Reclassifications	1.8	2.3	(0.2)	(5.2)	1.6	(0.3)	—
Charge to profit and loss account
— depreciation	36.6	0.4	2.7	7.3	140.1	24.1	211.2
— impairment	38.7	—	0.2	1.2	72.1	0.7	112.9

	414.1	9.5	20.2	60.6	1,800.3	193.7	2,498.4
Depreciation on disposals	(0.3)	(7.4)	—	(0.8)	(62.6)	(22.1)	(93.2)
Depreciation on disposals of Group undertakings	(20.5)	—	(3.2)	(0.5)	(214.9)	(10.6)	(249.7)

At 31 December 2003	393.3	2.1	17.0	59.3	1,522.8	161.0	2,155.5

Net book value
At 31 December 2003	946.9	14.3	50.4	57.4	1,228.6	69.2	2,366.8

At 1 January 2003	1,001.9	30.4	83.5	65.4	1,482.3	92.1	2,755.6

The heading ‘Plant, machinery and equipment’ includes fixtures, fittings and tools.

At 31 December 2004 the Group had unprovided capital expenditure commitments of £22.7 million (2003: £16.5 million).

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

12	Annual commitments payable under operating leases for the following calendar year

	Land and buildings		Other
	2004 £m	2003 £m	2004 £m	2003 £m
Expiring
—in the first year	5.2	3.4	8.7	14.0
—in the second to fifth years	10.5	7.2	24.8	37.6
—thereafter	6.2	8.6	7.1	12.8

	21.9	19.2	40.6	64.4

13	Fixed asset investments

	2004	2003
	£m	£m
a) Group undertakings	—	—
b) Joint ventures	61.0	61.1
c) Associated undertakings	30.0	38.5
d) Other investments**	4.2	4.8

At 31 December	95.2	104.4

**	Refer to note 13d

	2004	2003
	£m	£m
b) Joint ventures
Unlisted shares at cost	26.7	29.6
Share of post-acquisition net retained earnings and reserves	25.0	22.4

	51.7	52.0

Loans	9.3	9.1
At 31 December	61.0	61.1

Represented by:
Share of gross assets of joint ventures	106.4	111.8
Share of gross liabilities of joint ventures	45.4	50.7
Net assets of joint ventures	61.0	61.1
Goodwill included in gross assets of joint ventures	1.1	3.0

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	Total excluding goodwill £m	Goodwill £m	Total £m
Movements in the year excluding loans:
At 1 January 2004	49.0	3.0	52.0
Foreign currency translation adjustments	(0.8)	(0.1)	(0.9)
Additions	2.0	0.3	2.3
Disposals	(1.2)	(0.9)	(2.1)
Disposal of Group undertakings	—	—	—
Net earnings for the year	6.8	—	6.8
Dividends paid and payable to RMC Group	(5.2)	—	(5.2)
Amortisation of goodwill	—	(0.1)	(0.1)
Impairment of goodwill	—	(1.1)	(1.1)

At 31 December 2004	50.6	1.1	51.7

	Total excluding goodwill £m	Goodwill £m	Total £m
Movements in the year excluding loans:
At 1 January 2003	59.9	7.9	67.8
Foreign currency translation adjustments	2.0	0.9	2.9
Additions	18.2	0.2	18.4
Disposals	(3.8)	(0.9)	(4.7)
Disposal of Group undertakings	(9.3)	(4.7)	(14.0)
Net earnings for the year	(5.9)	—	(5.9)
Dividends paid and payable to RMC Group	(12.1)	—	(12.1)
Amortisation of goodwill	—	(0.4)	(0.4)

At 31 December 2003	49.0	3.0	52.0

	2004 £m	2003 £m
c) Associated undertakings
Shares at cost*	7.4	20.6
Share of post-acquisition net retained earnings and reserves	17.7	11.2

	25.1	31.8
Loans	4.9	6.7

At 31 December	30.0	38.5

Represented by:
Net tangible assets	26.8	35.0
Goodwill	3.2	3.5

	30.0	38.5

*	At 31 December 2004 the cost of shares in Huttig Building Products, Inc., an associated undertaking listed in the USA, was £9.2 million (2003: £10.1 million) and the market value was £31.2 million (2003: £9.6 million). All other associated undertakings are unlisted.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	Total excluding goodwill £m	Goodwill £m	Total £m
Movements in the year excluding loans:
At 1 January 2004	28.3	3.5	31.8
Foreign currency translation adjustments	(0.5)	(0.1)	(0.6)
Additions	0.3	—	0.3
Disposals	(6.6)	—	(6.6)
Disposals of Group undertakings	—	—	—
Provision	(4.8)	—	(4.8)
Net earnings for the year	5.4	—	5.4
Dividends paid and payable to RMC Group	(0.2)	—	(0.2)
Amortisation of goodwill	—	(0.2)	(0.2)

At 31 December 2004	21.9	3.2	25.1

	Total excluding goodwill £m	Goodwill £m	Total £m
Movements in the year excluding loans:
At 1 January 2003	54.1	8.5	62.6
Foreign currency translation adjustments	1.1	0.1	1.2
Additions	2.9	—	2.9
Disposals	(27.4)	(3.6)	(31.0)
Disposals of Group undertakings	0.1	(1.3)	(1.2)
Net earnings for the year	(2.5)	—	(2.5)
Amortisation of goodwill	—	(0.2)	(0.2)

At 31 December 2003	28.3	3.5	31.8

	2004 £m	2003 £m
d) Other investments
Shares at cost:
Listed in the United Kingdom	—	—
Listed elsewhere	1.3	1.4
Unlisted	2.8	3.3

	4.1	4.7
Loans	0.1	0.1

At 31 December	4.2	4.8

Market valuation of investments
—listed on a recognised stock exchange	1.9	2.9
—Directors’ valuation of unlisted investments	2.8	3.4

At 31 December	4.7	6.3

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

£m
Movements in the year excluding loans:
At 1 January 2004	6.3
Prior year adjustment (as explained below)*	(1.6)

At 1 January (as restated)	4.7
Additions	1.2
Written off	(0.2)
Disposals	(1.6)

At 31 December 2004	4.1

*	UITF 38—Accounting for ESOP Trusts has been adopted with effect from 1 January 2004. The effect of restating the prior year comparative is as follows:

Balance sheet	£m
Decrease in shareholders’ equity funds	(1.6)

£m
Movements in the year excluding loans:
At 1 January 2003	4.7
Prior year adjustment	(1.6)
Foreign currency translation adjustments	0.2
Additions	2.0
Impairment	(0.4)
Disposals	(0.2)

At 31 December 2003	4.7

Shares listed in the United Kingdom at 31 December 2004 include 442,631 (2003: 445,523) Ordinary shares in the Company held by the Trustee of the Long Term Incentive Plan (the Plan). Details of the Plan are set out in Note 23(a). The nominal value of the shares was £0.1 million (2003: £0.1 million) and the original cost was £4.3 million (2003: £4.3 million).

14	Stocks

	2004 £m	2003 £m
Raw materials and consumables	131.1	118.3
Work in progress	30.4	24.2
Finished goods and goods for resale	128.7	123.1
Less: Progress payments on account	(0.1)	(0.2)

At 31 December	290.1	265.4

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

15	Debtors

	2004 £m	2003 £m
Amounts falling due within one year:
Trade debtors	697.4	659.3
Finance lease receivables	3.9	4.7
Dividends and other amounts owed by Group undertakings	—	—
Amounts owed by joint ventures (excluding loans)	1.2	0.6
Amounts owed by associated undertakings (excluding loans)	6.0	5.7
Other debtors	79.2	66.3
Prepayments and accrued income	64.2	74.6
Corporation taxes	0.8	4.1

	852.7	815.3

	2004 £m	2003 £m
Amounts falling due after more than one year:
Trade debtors	0.5	0.8
Finance lease receivables	5.2	6.9
Other debtors	26.0	29.5
Prepayments and accrued income	24.5	22.3

	56.2	59.5

At 31 December	908.9	874.8

16	Investments

	2004 £m	2003 £m
a) Current investments
Short-term deposits	29.0	23.0
Other investments	9.4	12.9

At 31 December	38.4	35.9

	2004 £m	2003 £m
b) Investments—Australia
Loan receivable	—	92.5
Shares held for resale	—	52.7

At 31 December	—	145.2

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

17	Loans and overdrafts

	2004 £m	2003 £m
Bank loans and overdrafts:
Secured	2.4	20.2
Unsecured	336.8	386.9
Other loans:
Secured	—	—
Unsecured	—	3.8

At 31 December	339.2	410.9

Bank loans and overdrafts and other loans bear interest at market rates.

18	Creditors

	2004 £m	2003 £m
Payments received on account	—	2.5
Trade creditors	424.7	453.8
Amounts owed to joint ventures (excluding loans)	8.0	9.2
Amounts owed to associated undertakings (excluding loans)	0.5	2.0
Other creditors	159.7	118.3
Other taxation and social security	61.0	56.1
Accruals and deferred income	197.4	213.7
Corporation taxes	59.5	76.0

At 31 December	910.8	931.6

Creditors in the Group include secured creditors of £nil (2003: £nil).

19	Bank and other loans

	2004 £m	2003 £m
Bank loans	297.4	182.2
Other loans	448.9	482.8

At 31 December	746.3	665.0

Repayment terms of the above loans:
In 2006	130.0	59.3
Between 2007 and 2009	294.3	199.1
After 2009	322.0	406.6

At 31 December	746.3	665.0

Aggregate of instalment loans not wholly repayable within 5 years	3.0	9.0
Less: amount due in 2004	0.4	1.6

At 31 December	2.6	7.4

Of the loans shown above, bank and other loans of £17.0 million (2003: £22.5 million) are secured on certain assets of the Group undertakings concerned.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Finance costs of £3.6 million (2003: £4.5 million) have been capitalised against the above loans.

The Group’s principal debt issues repayable after 2009 are:

RMC Group Limited US$55 million senior 7.53% notes due 2011

RMC Group Limited US$44 million senior 7.65% notes due 2014

RMC Group Limited £40 million senior 6.8% notes due 2019

RMC Group Limited US$120 million senior 8.4% notes due 2010

RMC Group Limited US$90 million senior 8.5% notes due 2012

RMC Group Limited US$45 million senior 8.72% notes due 2020

RMC Industries Corporation US$50 million senior 6.84% notes due 2010

RMC Industries Corporation US$30 million senior 6.93% notes due 2013

RMC Industries Corporation US$20 million senior 7.05% notes due 2018

The currency and interest profiles of some of the debt issues have been altered through the use of cross currency and interest rate swaps. The book and fair value of those swaps is disclosed in Note 29(e).

Other bank loans and other loans bear interest at market rates and are predominantly at floating rates.

20	Deferred creditors

	2004 £m	2003 £m
Other creditors	12.9	8.8
Accruals and deferred income	59.7	61.7
Corporation taxes	—	5.6

At 31 December	72.6	76.1

There are no secured deferred creditors at each date.

21	Provisions for liabilities and charges

	2004 £m	2003 £m
Deferred taxation:
At 1 January	188.3	270.0
Foreign currency translation adjustments	(3.1)	(1.5)
New Group undertakings	0.4	0.7
Disposal of Group undertakings	(0.2)	(21.6)
Profit and loss account	(19.8)	(59.3)

At 31 December	165.6	188.3

Analysis of deferred taxation:
Timing differences on fixed assets	244.3	353.1
Provisions	(18.9)	(61.2)
Tax losses	(59.8)	(103.6)

	165.6	188.3

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The amount of unprovided losses is £226.5 million (2003: £114.4 million) and rolled over gains is £212.0 million (2003: £207.0 million).

	Pensions £m	Post- retirement benefits £m	Land reinstate- ment £m	Legal claims £m	Other £m	Total £m
Other provisions
At 1 January 2004	133.7	16.2	65.5	21.0	49.2	285.6
Foreign currency translation adjustments	0.6	(0.6)	—	(0.1)	0.3	0.2
New Group undertakings	0.7	—	0.3	—	—	1.0
Charged to the profit and loss account	7.4	1.2	7.7	0.9	7.3	24.5
Unused amounts reversed in the year	—	—	(5.5)	(14.1)	(1.5)	(21.1)
Group undertakings sold	(0.1)	—	—	—	—	(0.1)
Expenditure during the year	(21.5)	(0.4)	(5.2)	(0.5)	(14.4)	(42.0)
Unwinding of discount	5.8	—	—	—	—	5.8

At 31 December 2004	126.6	16.4	62.8	7.2	40.9	253.9

At 1 January 2003	119.3	15.6	67.1	28.0	34.8	264.8
Foreign currency translation adjustments	7.3	(0.8)	4.3	0.5	0.1	11.4
Charged to the profit and loss account	21.7	1.7	12.0	1.3	27.9	64.6
Unused amounts reversed in the year	—	—	—	(2.0)	(3.2)	(5.2)
Group undertakings sold	(0.5)	—	(1.6)	(5.9)	(8.7)	(16.7)
Expenditure during the year	(19.3)	(0.3)	(16.3)	(0.9)	(1.7)	(38.5)
Unwinding of discount	5.2	—	—	—	—	5.2

At 31 December 2003	133.7	16.2	65.5	21.0	49.2	285.6

Pensions

Details of the Group’s pension provisions are set out in Note 9(c).

Post-retirement benefits

Full details of the Group’s post-retirement benefits are set out in Note 9(d).

Land reinstatement

This provision represents the current estimated costs of reinstating aggregate-bearing land, for decommissioning plant and monitoring landfill sites. The costs of reinstating aggregate-bearing land are provided over the period of extraction while the total costs of decommissioning plant and monitoring landfill sites are provided in full at the outset. Provision is made on a site-by-site basis. The timing of utilisation will differ for each site. Expenditure is incurred on an ongoing basis. The costs are estimated at current price levels and reviewed annually. Based on past experience, the amounts provided have closely equated to the necessary expenditure incurred.

Legal claims

This provision represents a variety of outstanding legal claims, the timing and settlement of which is uncertain.

Other

These comprise provisions for onerous contracts, environmental liabilities, additional retirement benefits under legislation in certain overseas countries, payments to employees under profit sharing and long service

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

awards and product warranties. The timing of these items is variable. The provisions are based on current estimates which are not expected to vary greatly from final payments made.

At the end of 2004 the most significant provisions are as follows: Onerous contracts £6.6 million, £0.9 million utilised in the period, timing and settlement is uncertain. Environmental liabilities £16.5 million, based on site surveys at a number of locations, £0.2 million utilised in the period, timing and settlement is uncertain. Product warranties £12.9 million, £2.6 million provided in the period, timing and settlement is uncertain.

At the end of 2003 the most significant provisions are as follows:

Onerous contracts £7.4 million, £0.7 million utilisation in the period, timing and settlement is uncertain.

Environmental liabilities £16.5 million, based on site surveys at a number of locations, £0.6 million utilisation in the period, timing and settlement is uncertain. Product warranties £10.3 million, £0.1 million utilised in the period, timing and settlement is uncertain.

22	Equity share capital and share premium account of RMC Group Limited

	2004 £m	2003 £m
Authorised: 400 million (2003: 400 million) Ordinary shares of 25p	100.0	100.0

	Ordinary shares of 25p
	Number 000s	Nominal value £m	Share premium £m
Allotted, called up and fully paid:
At 1 January 2004	265,374	66.3	651.5
Options exercised	1,237	0.3	4.9

At 31 December 2004	266,611	66.6	656.4

At 1 January 2003	265,145	66.3	650.6
Options exercised	229	—	0.9

At 31 December 2003	265,374	66.3	651.5

At the beginning of the year the issued share capital was £66,343,476 (2003: £66,286,287) divided into 265,373,902 (2003: 265,145,148) Ordinary shares of 25p each.

During the year 230,638 (2003: 62,250) Ordinary shares were issued on the exercise of options under the Executive Share Option Schemes, and 1,006,009 (2003: 166,504) Ordinary shares were issued on the exercise of options under the Savings Related Share Option Schemes.

In 2004 the Company received £4.9 million (2003: £0.9 million) on the issue of shares in respect of the exercise of Options.

In 2002 the Company received £1.2 million on the issue of shares in respect of the exercise of the Savings Related Options. Employees paid £1.1 million for the issue of these shares and the balance of £0.1 million was contributed by the Group through its qualifying employee share ownership trust.

At the end of the year the issued share capital was £66,652,638 divided into 266,610,549 Ordinary shares of 25p each.

At 31 December 2004, of the unissued Ordinary shares, 12,272,666 (2003: 12,360,419) (2002: 11,168,551) were reserved against the exercise of options granted under the Company’s share option schemes.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

23	Long-term incentive schemes

a) Long Term Incentive Plan

On 19 March 2003, the Directors made a further conditional award under the Long Term Incentive Plan, subject to the fulfilment of a performance condition described in the Remuneration report. The Plan Trustee, resident in Jersey, holds 442,631(2003: 442,631) (2002: 445,523) Ordinary shares in the Company. All dividends on the shares held by the Trustee have been waived.

b) Share options

Details of unexercised options at 31 December 2004 were as follows:

	Date of grant	Option price (pence)	Ordinary shares
RMC Savings Related Share Option Schemes	5 November 1999	754	68,134
	19 October 2000	454	646,113
	17 October 2001	480	468,863
	17 October 2002	394	793,519
	10 October 2003	497	692,252
	8 October 2004	506	666,950

International Saving-for-Shares Plans	5 November 1999	754	13,281
	13 November 2000	457	24,372
	13 November 2000	472	129,373
	17 October 2001	484	39,571
	17 October 2002	394	83,150
	10 October 2003	487	21,815
	10 October 2003	495	7,168

US Saving-for-Shares Plans	17 October 2002	355	92,175
	10 October 2003	567	80,304
	8 October 2004	723	63,563

RMC Executive Share Option Schemes	29 October 1996	1,130	84,928
	27 April 2000	790	264,000
	26 April 2001	692	675,667
	5 April 2002	662	794,178
	14 April 2003	364	1,192,448
	13 April 2004	616	1,148,969

Overseas Executive Share Option Schemes	29 October 1996	1,130	34,502
	27 April 2000	790	260,000
	26 April 2001	692	904,118
	5 April 2002	662	716,184
	14 April 2003	364	1,262,458
	13 April 2004	616	978,738

Rugby Savings Related Share Option Schemes	1 December 1997	641	1,457
	1 December 1998	416	39,775
	1 December 1999	502	22,671

The Rugby Group Executive Share Option Schemes	19 March 1996	761	1,970

			12,272,666

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Details of unexercised options at 31 December 2003 were as follows:

	Date of grant	Option price (pence)	Ordinary shares
RMC Savings Related Share Option Schemes	25 November 1998	642	178,098
	5 November 1999	754	84,150
	19 October 2000	454	1,542,069
	17 October 2001	480	539,877
	17 October 2002	394	952,718
	10 October 2003	497	754,250

International Saving-for-Shares Plans	25 November 1998	642	43,240
	25 November 1998	668	109,785
	5 November 1999	754	14,400
	13 November 2000	457	124,647
	13 November 2000	472	151,123
	17 October 2001	484	41,846
	17 October 2002	394	93,693
	10 October 2003	487	22,620
	10 October 2003	495	8,165

US Saving-for-Shares Plans	16 November 2001	505	30,585
	17 October 2002	355	181,599
	10 October 2003	567	93,674

RMC Executive Share Option Schemes	29 October 1996	1,130	108,814
	27 April 2000	790	326,000
	26 April 2001	692	861,589
	5 April 2002	662	994,309
	14 April 2003	364	1,520,513

Overseas Executive Share Option Schemes	29 October 1996	1,130	37,156
	27 April 2000	790	280,000
	26 April 2001	692	974,118
	5 April 2002	662	776,184
	14 April 2003	364	1,322,458

Rugby Savings Related Share Option Schemes	1 December 1996	582	8,101
	1 December 1997	641	19,715
	1 December 1998	416	72,267
	1 December 1999	502	88,525

The Rugby Group Executive Share Option Schemes	8 September 1994	925	2,161
	19 March 1996	761	1,970

			12,360,419

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Details of unexercised options at 31 December 2002 were as follows:

	Date of Grant	Option price (pence)	Ordinary shares
RMC Savings Related Share Option Scheme	6 November 1997	758	152,040
	25 November 1998	642	221,202
	5 November 1999	754	171,715
	19 October 2000	454	1,748,695
	17 October 2001	480	698,353
	17 October 2002	394	1,137,935

International Saving-for-Shares Plan	25 November 1998	642	67,053
	25 November 1998	668	133,299
	5 November 1999	754	33,516
	13 November 2000	457	153,642
	13 November 2000	472	180,691
	17 October 2001	484	46,637
	17 October 2002	394	104,366

US Saving-for-Shares Plan	19 October 2000	493	205,171
	16 November 2001	505	57,968
	17 October 2002	355	238,025

RMC Executive Share Option Scheme	29 October 1996	1,130	153,932
	27 April 2000	790	480,000
	26 April 2001	692	1,179,833
	5 April 2002	662	1,291,695

Overseas Executive Share Option Scheme	29 October 1996	1,130	55,734
	27 April 2000	790	370,000
	26 April 2001	692	1,064,118
	5 April 2002	662	838,684

Rugby Savings Related Share Option Schemes	1 December 1995	542	718
	1 December 1996	582	19,003
	1 December 1997	641	57,586
	1 December 1998	416	184,793
	1 December 1999	502	98,525

The Rugby Group Executive Share Option Schemes	14 September 1993	910	1,813
	8 September 1994	925	2,161
	19 March 1996	761	3,940

Alexander Russell Savings Related Share Option Scheme	26 October 1999	440	15,708

			11,168,551

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

During the year options were exercised under the Option Schemes as set out in Note 22.

Savings Related Options may be exercised in accordance with the individual SAYE contracts at the end of the period of three, five or seven years from the date of grant. The options granted under the RMC Savings Related Share Option Schemes from 1999 to 2004 are for three or five-year periods.

The options granted under the International Saving-for-Shares Plans may be exercised using the proceeds of an individual savings contract at the end of a period of three or five years from the date of grant.

The options granted under the US Saving-for-Shares Plans may be exercised using the proceeds of an individual savings contract at the end of a period of two years from the date of grant. However, up to 20% of the options may be exercised one year after the date of grant.

The options granted in 1996 and 2000 under the Executive Share Option Scheme 1995 (the Executive Scheme) and the Overseas Executive Share Option Scheme (the Overseas Executive Scheme) would have been exercisable when the Remuneration Committee was satisfied that there had been an increase in earnings per share of at least 6% more than the Retail Prices Index during any period of three consecutive financial years of the Company. The options granted in 2001 and 2002 under the Executive Scheme and the Overseas Executive Scheme would have been exercisable when there has been an increase in earnings per share which in aggregate, equated to a compound annual growth rate of at least 3% more than the increase in the Retail Prices Index in the UK for each year of the performance period.

These performance periods started with the financial year ended 31 December 2001 for the options granted in 2001 and 31 December 2002 for the options granted in 2002. For the options granted in 2001 and 2002 the initial performance period will be three years. If the performance condition is not satisfied after three years, the performance period will be four years, and if it is not satisfied after four years the performance period will be five years. If the performance condition has not been satisfied after five years it will lapse.

For the options granted in 1996 and 2000 the performance period will consist of any period of three consecutive financial years of the Company starting with the financial year ended 31 December 1996 and 31 December 2000 respectively.

For the options granted in 2004 and 2003 under the Executive Share Option Scheme 2002, options are split into two equal tranches. One tranche is exercisable if the Total Shareholder Return (TSR) of RMC is above median relative to the TSRs of its comparator group over the performance period, (1 January 2003 to 31 December 2005 for options granted in 2003 and 1 January 2004 to 31 December 2006 for options granted in 2004). The other tranche will become exercisable if there has been an increase in basic earnings per share excluding exceptional items, over the performance period, which in aggregate equates to a compound annual growth rate of at least 6% per annum more than the increase in the Retail Prices Index over the performance period. There will be no retesting of the performance condition and, if the performance condition is not met at the end of the performance period, the option will lapse.

Following the offers by RMC for Rugby (declared wholly unconditional on 7 January 2000), option holders were offered the choice to cash cancel, early exercise or roll over the options that they had held under the Rugby Group Savings Related Share Option Schemes (Rugby SAYE Options) and The Rugby Group Executive Share Option Schemes (Rugby Executive Options). Option holders who chose to roll over had their options cancelled in exchange for new options over RMC shares (the Replacement Options). The Replacement Options are exercisable at the same time and in the same circumstances as the old options that they replaced. The Rugby SAYE Options granted in 1996, 1997, 1998 and 1999 are for five or seven-year periods.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Since the year end, on 1 March 2005, the Company has been acquired by CEMEX UK LIMITED. On the acquisition of the company, option holders were offered the opportunity to cancel their options in exchange for a payment equal to the difference between 855p and the relevant option exercise price. Holders of options under the Savings Related Share Option Schemes were able to receive a payment based on the number of shares which they would have been entitled to acquire using the proceeds of the relevant savings contract had they been able to exercise their options on 1 March 2005. Any options, which were not cash cancelled have continued and will become exercisable in the ordinary course.

24	Profit and loss account

£m
At 1 January 2004	798.8
Prior year adjustment (as explained in note 13)	(1.6)

At 1 January (as restated)	797.2
Loss for the year attributable to shareholders	(156.7)
Dividends	(25.2)
Goodwill written back on disposal	1.1
Foreign currency translation adjustments	19.3

At 31 December 2004	635.7

*	Refer to note 13.

Included in the Group’s foreign currency translation adjustments are exchange gains of £12.3 million (2003: £19.6 million) (2002: £18.8 million) arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas. Included in the Parent company’s foreign exchange translation adjustments are exchange gains of £3.2 million (2003: gains £6.2 million) (2002: losses £12.4 million) arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas.

£m
At 1 January 2003	1,002.1
Prior year adjustment (as explained in note 13)	(1.6)

At 1 January 2003 (as restated)	1,000.5
Loss for the year attributable to shareholders	(156.1)
Dividends	(82.6)
Goodwill written back on disposal	5.6
Foreign currency translation adjustments	29.8

At 31 December 2003	797.2

25	Minority interests

	2004 £m	2003 £m
Equity interests	144.2	151.1
Non-equity interests	3.9	4.1

At 31 December	148.1	155.2

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

26	Cash flow from operating activities

	2004 £m	2003 £m	2002 £m
Operating profit	(86.3)	157.9	181.4
Depreciation of tangible fixed assets	170.8	211.2	210.4
Impairment of tangible fixed assets (operating exceptional)	87.2	9.7	—
Amortisation of goodwill	23.5	35.0	33.6
Impairment of goodwill (operating exceptional)	173.7	1.3	—
Profit on sale of tangible fixed assets	(37.5)	(12.9)	(18.7)
(Increase)/decrease in stocks	(19.9)	10.3	(23.0)
Increase in debtors	(46.6)	(52.7)	(3.2)
Increase in creditors	21.6	10.8	10.7
(Decrease)/Increase in provisions	(26.8)	18.0	0.8

	259.7	388.6	392.0

27	Management of liquid resources

	2004 £m	2003 £m	2002 £m
Increase/(decrease) in investments with banks	6.8	14.6	(2.4)
(Decrease)/increase in short-term bank deposits	(3.5)	8.1	17.5

	3.3	22.7	15.1

28	Reconciliation of net cash flow to movement in net debt

	2004 £m	2003 £m	2002 £m
Movement in cash in the year	49.9	149.3	5.2
Movement in liquid resources	(3.3)	(22.7)	(15.1)
Financing—(increase)/ decrease in debt	(12.8)	119.4	289.8

Change in net debt resulting from cash flows in the year	33.8	246.0	279.9
Foreign currency translation adjustments	(23.7)	18.5	17.1
New Group undertakings	(3.0)	(4.3)	(13.6)
Undertakings sold	0.3	5.2	26.4

Movement in net debt in the year	7.4	265.4	309.8
Net debt at 1 January	(914.2)	(1,179.6)	(1,489.4)

Net debt at 31 December	(906.8)	(914.2)	(1,179.6)

	At 1 Jan 2004 £m	Cash flow £m	Acquisitions/ disposals £m	Exchange movements £m	At 31 Dec 2004 £m
Reconciliation of movement in net debt:
Investments	35.9	1.1	0.6	0.8	38.4
Cash at bank and in hand	125.8	14.9	—	(0.4)	140.3
Loans and overdrafts	(410.9)	79.7	(0.9)	(7.1)	(339.2)
Bank and other loans due after 1 year	(665.0)	(61.9)	(2.4)	(17.0)	(746.3)

	(914.2)	33.8	(2.7)	(23.7)	(906.8)

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	At 1 Jan 2004 £m	Cash flow £m	Acquisitions/ disposals £m	Reclassifi- cations £m	Exchange movements £m	At 31 Dec 2004 £m
Reconciliation of movement in net debt:
Investments	11.8	22.9	—	—	1.2	35.9
Cash at bank and in hand	117.2	8.0	—	—	0.6	125.8
Loans and overdrafts	(245.4)	45.7	(0.2)	(212.8)	1.8	(410.9)
Bank and other loans due after 1 year	(1,063.2)	169.4	1.1	212.8	14.9	(665.0)

	(1,179.6)	246.0	0.9	—	18.5	(914.2)

	At 1 Jan 2003 £m	Cash flow £m	Acquisitions/ disposals £m	Reclassifi- cations £m	Exchange movements £m	At 31 Dec 2003 £m
Reconciliation of movement in net debt:
Investments	11.1	2.3	—	(2.1)	0.5	11.8
Cash at bank and in hand	152.6	(36.6)	—	2.1	(0.9)	117.2
Loans and overdrafts	(361.2)	80.8	20.5	7.0	7.5	(245.4)
Bank and other loans due after 1 year	(1,291.9)	233.4	(7.7)	(7.0)	10.0	(1,063.2)

	(1,489.4)	279.9	12.8	—	17.1	(1,179.6)

29	Derivatives and other financial instruments

Role of central treasury

The Group’s central treasury function supports Group operations by ensuring that adequate borrowing facilities are available at competitive interest rates to meet funding requirements as and when they arise. Borrowings are effected in an appropriate mix of currencies and interest rate profiles through the use of a variety of borrowing instruments and currency and interest rate derivatives. Where surplus funds arise they are invested with institutions that have strong credit ratings.

Regular audits and reviews of the treasury function are conducted to ensure that appropriate controls are in place and that these controls are being operated properly. Such reviews also include consideration of currency risk, interest rate risk and liquidity risk. The central treasury function is not run as a profit centre.

Management of foreign exchange rate risk

Forward exchange contracts are used wherever possible to hedge significant transactions that give rise to potential cash flow currency exposure. The Group does not attempt to protect the sterling value of profits earned in overseas subsidiaries arising from exchange rate movements, nor does the Group fully protect the sterling value of the net worth of overseas subsidiaries from exchange rate movements. The broad principle adopted by the Group is to balance the proportion of borrowings in major currencies in relation to the proportion of the Group’s net investments in those currencies. The currency analysis of net debt is set out in this note. The proportion of borrowings in currencies other than sterling is set at an appropriate level after taking into account, inter alia, interest rates, taxation and the level of the Group’s investments in those currencies.

Management of interest rate risk

The Group’s policy of holding between 20% and 50% of net debt at fixed rates of interest was unchanged in the year. The Group continued to maintain a higher level of debt at floating rates of interest to take advantage of the prevailing low short-term interest rates.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Management of liquidity risk

The seasonal nature of the Group’s operations normally leads to net Group borrowings being higher at mid-year than at the year end.

The five-year £900 million credit facility, completed in December 2002, provided the Group with sufficient borrowing facilities throughout 2004 to cover its normal borrowing requirements. Adequate facilities are in place for the Group in 2005. These facilities contain certain financial covenants that are not considered to restrict the operations of the Group. The Group maintains a sufficient level of committed facilities for working with capital purposes and to enable it to respond quickly to investment opportunities.

Note

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in Financial Reporting Standard 13 Derivatives and Other Financial Instruments: Disclosures (FRS13). For this purpose non-equity interests are dealt with in the disclosures in the same way as the Group’s financial liabilities, but separately disclosed. Certain financial assets such as investments in subsidiaries, joint ventures and associated undertakings are also excluded from the scope of these disclosures.

As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures.

a) Interest rate profile

The Group’s financial assets of £253.4 million restated (2003: £334.4 million) comprise cash and short-term deposits of £178.7 million (2003: £161.7 million) other investments of £4.2 million (2003: restated £4.8 million), investments—Australia of £nil (2003: £92.5 million), loans to joint ventures and associated undertakings of £14.3 million (2003: £15.9 million) (see Note 13) and debtors due after more than one year of £56.2 million (2003 £59.5 million) (see Note 15). Short-term cash deposits are placed at money market rates appropriate to the relevant currency of deposit with certain elements held at no interest on bank current accounts.

The interest rate profile of the Group’s cash and short-term deposits, loans to joint ventures and associated undertakings and loans receivable from Australia in 2003 of £92.5 million (included in investments – Australia as above) at 31 December was:

	Total £m	Floating rate £m	Fixed rate £m	Interest free £m
Currency:
Sterling	30.4	30.4	—	—
Euro	91.6	91.6	—	—
US Dollar	31.9	31.9	—	—
Other	39.1	38.5	—	0.6

Total at 31 December 2004	193.0	192.4	—	0.6

Currency:
Sterling	19.3	17.6	—	1.7
Euro	88.5	87.4	—	1.1
US Dollar	15.6	15.6	—	—
Other	146.7	146.1	—	0.6

Total at 31 December 2003	270.1	266.7	—	3.4

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The interest rate profile of the Group’s financial liabilities (whose maturity profile is set out in section (c) of this Note 29), after allowing for the effect of interest rate swaps and cross currency swaps, at 31 December was:

	Total £m	Floating rate £m	Fixed rate £m	Fixed rate weighted average interest rate %	Fixed rate weighted average period for which rate fixed years
Currency:
Sterling	337.8	87.8	250.0	6.9	5.0
Euro	405.7	365.5	40.2	5.6	4.7
US Dollar	312.6	284.8	27.8	7.0	10.3
Other	29.4	25.4	4.0	17.4	1.9

Total at 31 December 2004	1,085.5	763.5	322.0	6.9	5.4

Sterling	233.6	(16.4)	250.0	6.9	6.0
Euro	516.7	482.0	34.7	5.7	5.6
US Dollar	352.8	324.9	27.9	7.0	11.3
Other	(27.2)	(34.8)	7.6	14.9	1.6

Total at 31 December 2003	1,075.9	755.7	320.2	7.0	6.3

The interest on floating rate liabilities is linked to the appropriate LIBOR for the majority of borrowings. Certain small short term Sterling borrowings are linked to base rate and certain small US Dollar borrowings are linked to the Prime Rate. Further information relating to interest rates on long term borrowings is provided in Note 19.

The Group also has deferred creditors amounting to £72.6 million (2003: £76.1 million) and provisions of a contractual nature amounting to £19.5 million (2003: £17.7 million), the timing of which cannot be determined with certainty and for which no interest rate profile is shown.

b) Currency exposures

The Group considers a variety of issues including interest rate levels and tax in determining the appropriate level of borrowings in each currency which are used as a hedge against the currency translation exposures arising from its net investment overseas. Gains and losses arising from these translation exposures are recognised in the statement of total recognised gains and losses.

Because of the nature of its business, the Group experiences little currency exchange transaction exposure. Such exposures would arise as a result of monetary assets and liabilities being denominated in a currency other than the operating currency of the relevant operating unit and any gains or losses would fall to be recognised in the profit and loss account. Because the Group considers its transaction exposures to be immaterial no disclosure of such exposures is provided.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

c) Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities at 31 December was as follows:

	2004			2003
	Non-equity interests £m	Borrowings £m	Total £m	Non-equity interests £m	Borrowings £m	Total £m
In one year or less, or on demand	—	339.2	339.2	—	410.9	410.9
In more than one year but not more than two years	—	130.0	130.0	—	59.3	59.3
In more than two years but not more than five years	—	294.3	294.3	—	199.1	199.1
In more than five years	3.9	322.0	325.9	4.1	406.6	410.7

Total	3.9	1,085.5	1,089.4	4.1	1,075.9	1,080.0

d) Borrowing facilities

The Group had undrawn, committed, borrowing facilities at 31 December as follows:

	2004 £m	2003 £m
Expiring in more than one year but not more than two years	—	—
Expiring in more than two years	350.0	374.6

Total	350.0	374.6

e) Fair values

Set out below is a comparison by category of book values and fair values of the Group’s financial assets and liabilities at 31 December:

	2004		2003
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group’s operations:
Short-term financial liabilities and current portion of long-term borrowings	(339.2)	(339.2)	(410.9)	(410.9)
Long-term borrowings	(746.3)	(803.0)	(665.0)	(724.0)
Cash and short-term deposits	178.7	178.7	161.7	161.7
Other investments	4.2	4.8	4.8	4.8
Investments—Australia	—	—	145.2	145.2
Non-equity minority interests	3.9	3.9	4.1	4.1
Loans to joint ventures and associated undertakings	14.3	14.3	15.9	15.9
Debtors due after more than one year	56.2	56.2	59.5	59.5
Derivative financial instruments held to manage the interest rate and currency profile:
Interest rate swaps*	(14.6)	(20.5)	(16.2)	(24.6)
Cross currency swaps	(51.9)	(48.7)	(41.1)	(32.1)
Forward currency exchange contracts	0.3	0.8	4.4	3.9

*	Refer to note 13.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The fair values of derivative financial instruments have been determined by reference to prices available in the market in which the derivative financial instruments are traded. Fair values of the primary financial instruments have been calculated by discounting cash flows at prevailing interest rates.

*	The book value represents the net cash received during the year following a restructuring of the Group’s interest rate swap portfolio. This amount is being recognised in the profit and loss account over the life of the original swaps.

f) Gains and losses on hedges

The Group enters into interest rate swaps to manage its interest rate profile and cross currency swaps to alter the currency profile of its borrowings. The effect of the cross currency elements of swaps is recognised by revaluation of the currency of swap liability at the accounting date and hence currency elements of swaps are revalued on balance sheet. The fair value of interest rate swaps is not recognised in the Financial statements until the hedged position matures, that is, interest is accrued or paid. An analysis of these unrecognised gains and losses is as follows:

	Gains £m	Losses £m	Net £m
Unrecognised gains and losses on hedges at 1 January 2004	35.1	(35.0)	0.1
Gains and losses arising in previous years that were recognised in 2004	3.0	11.5	14.5

Gains and losses arising before 1 January 2004 that were not recognised in 2004	32.1	(46.5)	(14.4)
Gains and losses arising in 2004 that were not recognised in 2004	(8.2)	34.1	25.9

Unrecognised gains and losses on hedges at 31 December 2004	23.9	(12.4)	11.5

of which:
Gains and losses expected to be recognised in 2005	4.6	(4.9)	(0.3)
Gains and losses expected to be recognised in 2006 or later	19.3	(7.5)	11.8

	Gains £m	Losses £m	Net £m
Unrecognised gains and losses on hedges at 1 January 2003	68.0	(37.3)	30.7
Gains and losses arising in previous years that were recognised in 2003	13.4	(6.8)	6.6

Gains and losses arising before 1 January 2003 that were not recognised in 2003	54.6	(30.5)	24.1
Gains and losses arising in 2003 that were not recognised in 2003	(19.5)	(4.5)	(24.0)

Unrecognised gains and losses on hedges at 31 December 2003	35.1	(35.0)	0.1

of which:
Gains and losses expected to be recognised in 2004	12.8	(4.4)	8.4
Gains and losses expected to be recognised in 2005 or later	22.3	(30.6)	(8.3)

	Gains £m	Losses £m	Net £m
Unrecognised gains and losses on hedges at 1 January 2002	4.8	(27.0)	(22.2)
Gains and losses arising in previous years that were recognised in 2002	5.6	2.1	7.7

Gains and losses arising before 1 January 2002 that were not recognised in 2002	(0.8)	(29.1)	(29.9)
Gains and losses arising in 2002 that were not recognised in 2002	68.8	(8.2)	60.6

Unrecognised gains and losses on hedges at 31 December 2002	68.0	(37.3)	30.7

of which:
Gains and losses expected to be recognised in 2003	14.7	(4.8)	10.0
Gains and losses expected to be recognised in 2004 or later	53.3	(32.5)	20.7

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30	Acquisitions and disposals

a) Acquisitions

Acquisitions in the year were are follows

In Austria

•	The remaining 50% of Transbeton GmbH, two ready mixed concrete plants and three quarries in January 2004.

In France

•	Beton Pret de l’Est SA, two ready mixed concrete plants in September 2004.

•	Centrales de Gauville Rue, Longueau et Loon, four ready mixed concrete plants in November 2004.

In Ireland

•	Hillstreet Stone Ltd, a quarry business in January 2004.

•	Precast Products Waterford Ltd, a precast concrete products business in January 2004.

In Spain

•	Hormigones Ciudad Real SA, six ready mixed concrete plants and six quarries in September 2004.

In Great Britain

•	CCP Ltd, a precast concrete products business in Wales, in January 2004.

In United States of America

•	D&J Materials, one quarry, in April 2004.

•	Lightweight Block Company, a precast concrete products business in September 2004.

•	Southwest Paving, an aggregate and asphalt business in November 2004.

b) Disposals

Disposals in the year were are follows

In Hungary

•	The 50% shareholding in Rockwell D, five concrete plants in November 2004.

2003 Acquisitions and disposals

a) Acquisitions

Acquisitions in the year were as follows:

In Ireland

•	Breton Precast Ltd and Breton Roecrete Ltd, a concrete products operation with two plants in Dublin and one in Belfast, in February 2003.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

In United States of America

•	Southwest Readymix, a ready mixed concrete operation with four plants, in January 2003.

•	Pinewood Materials, a ready mixed concrete operation with four plants in South Florida, in November 2003.

•	Padilla Sand and Gravel, a ready mixed concrete plant and quarry in Arizona, in December 2003.

In Germany

•	The remaining 25% of Alsterbeton GmbH, a ready mixed concrete company, in northern Germany, in January 2003.

•	The remaining 21% of Stelcon AG, an industrial flooring company, in March 2003.

•	The remaining 20% of R&S Beteiligungs GmbH, a concrete products company, in August 2003.

In Australia

•	C&M Brick Pty, a manufacturer of concrete blocks and pavers, with four plants in Victoria and one in N.S.W., in July 2003.

•	Rocla Masonry Products, a manufacturer of concrete blocks and pavers, with one plant in South Australia, one in Canberra and two in N.S.W., in July 2003.

b) Disposals

Disposals in the year were as follows:

In Great Britain

•	The assets of Hales Waste Control Limited and Environmental Services Limited, the Group’s waste management business, in June 2003.

In Belgium

•	N.V. Readymix-Belgium SA, the Group’s ready mixed concrete and aggregates business, in March 2003.

In the Netherlands

•	BV de Meteoor, a concrete products company, in November 2003.

In United States of America

•	Rugby IPD Corporation, a laminates distribution business, in January 2003.

•	Metromont Prestress Company, a prestress business located in South Carolina, in August 2003.

In Australia

•	Adelaide Brighton Ltd (ABL), (39.9%) the Group’s cement, lime and concrete products business, in December 2003.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

In Jordan

•	Al Ramz Concrete Industries (RMC Jordan) Limited, the Group’s ready mixed concrete business, in February 2003.

In India

•	RMC Readymix (India) Private Limited, (48%) the Group’s ready mixed concrete joint venture, in December 2003.

2002 Acquisitions and disposals

a) Acquisitions

Acquisitions in the year were as follows:

In Great Britain

•	DME Tyres (Waste Rubber Management) Ltd, one site in Cannock for tyre collection, reclamation and shredding, in May.

•	Chelmer Skips and Swindon Skips, in May and June.

•	Penrith Block Works, a blockworks and masonry products business in Cumbria, in August.

•	F Gibbons & Sons Ltd, a sand and gravel quarry in Cambridgeshire, in October.

In United States of America

•	Rio Grande Materials, 13 ready mixed concrete plants in El Paso, Texas and New Mexico, in November.

In Germany

•	The remaining 50% of TBS Siegerland GmbH & Co. KG, ready mixed concrete company, in January.

•	The remaining 75% of Transportbeton Schleswig-Holstein GmbH & Co. KG, ready mixed concrete company, in January.

•	The remaining 15% of Pioneer Frischbeton Osnabruck, a ready mixed concrete company, in July.

In Australia

•	Premier Resources Ltd., with seven ready mixed concrete plants in Sydney, six ready mixed concrete plants in Melbourne, one cement grinding facility at Port Kembla and one quarry at Hartley, in March.

•	Neil Mansell Concrete Pty Ltd., with four ready mixed concrete plants on the Sunshine Coast, in December.

b) Disposals

Disposals in the year were as follows:

In Great Britain

•	Durox Building Products Limited, an aerated concrete business in Essex, in January.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

In Germany

•	YTONG AG, an aerated concrete business, in May.

•	Sale of 40% of the associate – V+O Valett und Ott Transportbeton GmbH & Co. KG, a ready mixed concrete company, in January.

•	Sale of 50% of the associate – Betonkies Groningen, an aggregates company, in October.

In Netherlands

•	Readymix Nederland N.V., a concrete products business, in December.

c) Subsequent to the year end

In United States of America

•	Rugby IPD Corp., a laminates distribution business, was sold to a management buy-out in January 2003.

In Jordan

•	Al Ramz Concrete Industries (RMC Jordan) Limited, the Group’s ready mixed concrete business, was sold in February 2003.

In Belgium

•	N.V. Readymix-Belgium SA, the Group’s ready mixed concrete and aggregates business, was sold in March 2003.

c) Fair value of acquisitions

	2004
	Original book value £m	Fair value adjustments £m	Total £m
Tangible fixed assets	39.8	1.2	41.0
Stocks	2.6	0.1	2.7
Debtors	7.0	—	7.0
Current investments	0.6	—	0.6
Net cash at bank	0.6	—	0.6
Overdrafts	(2.0)	—	(2.0)
Loans	(0.3)	—	(0.3)
Bank and other loans	(2.4)	—	(2.4)
Creditors	(12.8)	(0.1)	(12.9)
Deferred taxation	—	(0.4)	(0.4)
Provisions	(1.0)	—	(1.0)
Minority interests	—	—	—

Net assets required	32.1	0.8	32.9

Goodwill			10.9

Consideration			43.8

Consideration satisfied by:
Cash paid			43.8
Deferred cash payment			—

			43.8

Cash consideration			43.8
Net overdrafts acquired with subsidiaries			(0.8)

			43.0

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The fair value adjustments in the table above relate to the alignment of accounting policies on tangible fixed assets, stocks, creditors and deferred taxation.

	2003
	Original book value £m	Fair value adjustments £m	Total £m
Tangible fixed assets	19.6	1.7	21.3
Stocks	6.0	—	6.0
Debtors	6.9	—	6.9
Overdrafts	(4.2)	—	(4.2)
Loans	—	—	—
Bank and other loans	—	—	—
Creditors	(6.5)	(0.1)	(6.6)
Deferred taxation	—	—	—
Provisions	—	—	—
Minority interests	(1.6)	—	(1.6)

Net assets required	20.2	1.6	21.8

Goodwill			18.0

Consideration			39.8

Consideration satisfied by:
Cash paid			30.9
Deferred cash payment			8.9

			39.8

Cash consideration			30.9
Net overdrafts acquired with subsidiaries			(4.2)

			26.7

The fair value adjustments in the 2003 table above relate to the alignment of accounting policies on tangible fixed assets and creditors.

	2002
	Original book value £m	Fair value adjustments £m	Total £m
Tangible fixed assets	34.8	—	34.8
Associated undertakings	—	—	—
Stocks	1.7	0.1	1.8
Debtors	2.9	—	2.9
Current investments	0.4	—	0.4
Cash at bank and in hand	1.5	—	1.5
Overdrafts	(1.5)	—	(1.5)
Loans	(5.5)	—	(5.5)
Bank and other loans	(8.1)	—	(8.1)
Creditors	(6.6)	0.2	(6.4)
Deferred taxation	(2.4)	—	(2.4)
Provisions	(0.2)	—	(0.2)

Net assets acquired	17.0	0.3	17.3

Goodwill			10.8

Consideration			28.1

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

2002 £m
Consideration satisfied by:
Cash paid	22.0
Joint ventures/associated undertakings transfer	0.3
Deferred cash payment	5.8

28.1

Cash consideration	22.0
Net overdraft acquired with subsidiaries	—

22.0

The fair value adjustments in the 2002 table above relate to the alignment of accounting policies on stocks and creditors.

31	Related party transactions

	2004 £m	2003 £m
Transactions with joint ventures and associates:
Purchases of materials and services by RMC Group subsidiaries	23.6	23.3
Sales of materials to RMC Group subsidiaries	21.9	26.0
Other	6.9	5.3

The year-end balances with joint ventures and associated undertakings are disclosed in Notes 13, 15, and 18.

32	Contingent liabilities

The Company has guaranteed certain overdrafts of Group subsidiary undertakings totalling £62.1 million (2003: £40.4 million).

In the normal course of business there are legal claims outstanding for the supply of goods and in connection with other disputes and processes, for which provision is made in the accounts for any liabilities which are expected to arise. The Directors consider that the possibility of any significant loss arising to the Group from these contingent liabilities is unlikely.

33	Summary of significant differences between accounting principles generally accepted in the United Kingdom (“UK GAAP”) and accounting principles generally accepted in the United States (“US GAAP”)

The accompanying consolidated financial statements have been prepared in accordance with UK GAAP, which differ, in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially is given below.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Summary of adjustments to the result for the year ended 31 December:

		2004 £’m	2003 £’m
Loss attributable to ordinary shareholders in accordance with UK GAAP		(156.7)	(156.1)
US GAAP adjustments:
Intangible assets—amortisation of goodwill	a	23.8	35.6
Intangible assets—impairment of goodwill	a	(33.5)	(90.2)
Tangible fixed assets	b	(0.5)	(3.5)
Share based payments	c	(6.1)	(0.4)
Restructuring	d	(1.5)	2.9
Loss on disposal of subsidiary undertakings	e	(0.4)	(7.7)
Pension costs	f	1.9	(10.5)
Leases*	g	1.6	(0.1)
Financial instruments	h	(15.4)	(69.0)
Deferred tax	k	(13.5)	(12.6)
Other adjustments	l	1.3	1.2

Gross US GAAP adjustments*		(42.3)	(154.3)
Taxation on above adjustments		(5.8)	20.1
Minority interest on above adjustments		—	2.8

Total US GAAP adjustments*		(48.1)	(131.4)

Net loss attributable to ordinary shareholders in accordance with US GAAP*		(204.8)	(287.5)

Earnings per share:
Weighted average number of shares used for basic EPS		265,848,132	264,736,826
Dilutive shares		—	—

Used in diluted EPS calculation		265,848,132	264,736,826

Loss per share
Basic net loss per share	n	(77.0p )	(108.6p )
Diluted net loss per share	n	(77.0p )	(108.6p )

*	The 2004 US GAAP adjustment in respect of “Leases” was previously inadvertently reported as £11.6 million. The table above has been revised to reduce the total amount of this adjustment by £10 million and to increase the resulting totals of “Gross US GAAP adjustments”, “Total US GAAP adjustments”, and “Net loss attributable to ordinary shareholders in accordance with US GAAP” for the year.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Summary of adjustments to equity shareholder’s funds as of 31 December

		2004 £’000	2003 £’000
Shareholders’ equity in accordance with UK GAAP		1,358.7	1,515.0
US GAAP adjustments:
Goodwill and other intangible assets	a	77.7	88.2
Tangible fixed assets	b	5.1	5.1
Restructuring	d	1.3	2.9
Pension costs	f	(81.0)	(83.0)
Leases	g	2.4	0.7
Financial instruments	h	(2.1)	0.1
Deferred tax	k	(95.2)	(82.1)
Investments in equity securities	i	0.7	1.5
Other adjustments	l	(1.4)	(4.0)
Dividends	m	—	57.8

Gross US GAAP adjustments		(92.5)	(12.8)
Taxation on above adjustments		34.3	40.0
Minority interest on above adjustments		2.0	2.0

Total US GAAP adjustments		(56.2)	29.2

Shareholders’ equity under US GAAP		1,302.5	1,544.2

(a) Goodwill and other intangible assets

Capitalisation and amortisation

Under UK GAAP, goodwill arising on acquisitions made on or after 1 January 1998 is capitalised and amortised over their useful life, not exceeding a period of 20 years. Prior to 1 January 1998 all goodwill and separately identifiable and separable intangible assets was written off to reserves on acquisition.

Under US GAAP, prior to 1 January 2002, goodwill arising on acquisitions was capitalised and amortised over its estimated useful life consistent with UK GAAP. The provisions of FAS 142, “Goodwill and Other Intangible Assets” were adopted by the Group on 1 January 2002 and as a result goodwill is no longer subject to amortisation under US GAAP. In addition, the non amortisation of goodwill provisions of FAS 142 were effective immediately for goodwill arising on all acquisitions completed after 30 June 2001.

Under US GAAP, the carrying value of goodwill was £435.5 million and £243.7 million at 31 December 2003 and 2004 respectively.

Purchase price allocation

Both UK and US GAAP require purchase consideration in respect of subsidiaries acquired to be allocated on the basis of fair values to the various net assets of the acquiree at the date of acquisition.

On acquisition under UK GAAP, the fair value of inventory is generally represented by the acquired companies’ current cost of reproducing that inventory. Under US GAAP the fair value of inventory acquired represents the expected future selling price less any further costs to be incurred to sale, and a selling margin.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Under UK GAAP, restructuring provisions may only be recognised as a fair value adjustment if the acquired company had an irrevocable commitment to restructure which was not conditional on the completion of the purchase. Under US GAAP, restructuring liabilities relating solely to the acquired entity may be provided in the opening balance sheet, if the following criteria as set out in EITF 95-3 are met:

•	As of the consummation date of the acquisition, the company begins to assess and formulate a plan to restructure the acquired company, and that plan is completed and approved within one year from the date of acquisition; and

•	The plan specifically identifies all significant actions to be taken to complete the plan and actions required by the plan will begin as soon as possible after the plan is finalised.

These differences arose in periods prior to 2003, and there is no ongoing impact other than in relation to goodwill and intangible balances.

The excess of the purchase consideration over the fair value assigned to the net assets is treated as goodwill.

Intangible assets

Both UK GAAP and US GAAP require separately identifiable intangible assets to be held separately from goodwill, and amortised over their useful lives.

Under UK GAAP in order to recognise an intangible asset, the Group must be able to dispose of it without disposing of the business to which it relates. US GAAP requires that intangibles be recognised separately from goodwill if they arise from contractual or other legal rights, or they are separable from the acquired entity.

Under UK GAAP no acquired intangible assets have been recognised. Under US GAAP the Group has recognised intangible assets relating to brands, which have been identified as having indefinite lives. The book value of these intangible assets was £28.5 million at 31 December 2003 and 2004.

Impairment of goodwill

Under UK GAAP, goodwill impairment reviews are carried out at the end of the first financial year after acquisition and where there is any indication of impairment. Impairment is measured by comparing the carrying value of the business with the higher of the net realisable value and the value in use. The difference is recognised as an impairment charge. Under UK GAAP the Group recognised impairments of goodwill of £67.4 million and £173.7 million in 2003 and 2004 respectively.

Under US GAAP goodwill impairment reviews were carried out in accordance with FAS 142 on transition, and each year end following the date of adoption of this guidance. Goodwill impairment tests are also conducted whenever the Group considers there to be an indication of impairment. For the purposes of these impairment reviews, goodwill has been allocated to the geographical reporting units of the Group with the exception of the UK where goodwill has been separately allocated to UK Cement and UK Materials as they have been identified as separate reporting units.

Under US GAAP where the carrying value of a reporting units exceeds its fair value then a goodwill impairment is recorded based on the excess of the carrying value of goodwill in a reporting unit over the implied fair value of that goodwill. Fair value has been determined for each reporting unit by calculating the discounted cash flows expected to be generated by each unit.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

As a result of these impairment reviews, the Group has recognised additional goodwill impairments of £90.2 million and £33.5 million in 2003 and 2004 respectively.

(b) Tangible fixed assets

Capitalised interest

In accordance with UK GAAP, FRS 15 “Tangible Fixed Assets”, the Group has chosen not to capitalise such interest in the Group’s financial statements.

Under US GAAP, interest incurred as part of the cost of constructing fixed assets is capitalised and amortised over the lives of the qualifying assets in accordance with FAS 34 “Capitalisation of Interest Cost”.

Computer software

Under UK GAAP, the Group capitalises costs incurred in acquiring and developing computer software for internal use where the software supports a significant business system and the expenditure leads to the creation of a durable asset. For US GAAP, the Group applies SOP 98-1, ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’, which restricts the categories of costs which can be capitalised.

(c) Share based compensation

Under UK GAAP the cost of providing rights to shares under share schemes is charged to the income statement over the period to which the employee’s performance relates. The cost is defined as the market value of the shares at the date of grant less any contribution that the employee is required to make. Inland Revenue approved SAYE schemes where discounts are generally given at a discount to market rate of up to 20% are not identified as being compensatory.

Under US GAAP stock-based employee compensation is accounted for under FAS 123 “Accounting for Stock Based Compensation”. The cost of options granted to employees is recognised over the period to which the employee’s service relates (the vesting period) under either the intrinsic value method or the fair value method. The Group has elected to account for options granted to employees under the intrinsic value method of APB 25 “Accounting for Stock Issued to Employees”

Under the intrinsic value based method, employee compensation expense is the excess, if any, of the quoted market price of the stock at measurement date over the amount an employee must pay to acquire the stock. Fixed stock option plans where the exercise price equals the quoted market price on the date of grant, have no intrinsic value, and under APB 25, no compensation expense is recognised for them. Compensation expense is recognised for other types of stock-based compensation plans, including SAYE plans when the exercise price is less than the quoted price on the date of grant. For stock option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met.

(d) Restructuring

Under UK GAAP severance charges are recognised once the Group has a constructive obligation to incur the costs. A constructive obligation is considered to exist when a detailed formal plan is in place and a valid expectation has been raised in those affected.

In 2003, under US GAAP, the Group adopted the provisions of Financial Accounting Standards No, 146 (FAS 146) “Accounting for Costs Associated with Exit or Disposal Activities.” FAS 146 has been applied in

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

respect of employee severance provisions and property cost provisions. US GAAP requires that employee severance costs that are no one-time termination charges be recognised when it is probably that these costs will be incurred and that amount is capable of being estimated.

Under UK GAAP, provision is made for costs associated with the exit of a property once the intention to exit has been announced. Under US GAAP, charges for costs associate with the exit of properties are recognised upon vacation of the property or legal termination of the lease contract.

(e) Loss on disposal of subsidiary undertakings.

Under UK GAAP and US GAAP, the gain or loss on disposal of an overseas subsidiary is calculated with reference to the carrying value of assets at the date of disposal. Under UK GAAP the carrying value of assets used in the determination of the gain or loss on disposal will include any goodwill relating to the subsidiary being sold, which under UK GAAP is amortised over a period not to exceed 20 years.

Under US GAAP on disposal of an overseas subsidiary, the amount attributable to that entity and accumulated in the cumulative translation adjustment component of equity is reported as part of the gain or loss on sale of the subsidiary recognised in the income statement. Under US GAAP, goodwill is allocated to a disposed subsidiary on the basis of the relative fair value of the subsidiary being disposed and the reporting unit from which it is being disposed. The goodwill included in the determination of the gain or loss on disposal of a subsidiary will therefore be different under US GAAP as a result of this allocation and the non-amortisation of goodwill under US GAAP.

Discontinued operations

Under UK GAAP, FRS 3 ‘Reporting Financial Performance’ requires that the sale or termination of the business has a material effect on the nature and focus of the reporting entity’s operations and represents a material reduction in its operating facilities resulting either from its withdrawal from a particular market (whether class of business or geographical) or from a material reduction in turnover in the reporting entity’s continuing market, be reported as a discontinued operation.

Under US GAAP, discontinued operations are those clearly distinguishable operations and activities which have either ceased or left the Group and also include those held for sale, which are probable for completing within one year.

Under US GAAP, the net loss attributable to continuing operations was £225.9 million and £194.6 million in 2003 and 2004 respectively, the net loss attributable to discontinued operations was £61.6 million and £10.2 million in 2003 and 2004 respectively, and the assets and liabilities held for sale at December 31, 2003 and 2004 were £162.2 million and £15.2 million respectively.

(f) Pensions

Under UK GAAP, pension and post-retirement healthcare costs and liabilities are determined in accordance with the UK Statement of Standard Accounting Practice No. 24 (SSAP 24). Under US GAAP these costs and liabilities are determined primarily in accordance with the requirements of the Financial Accounts Standards Board (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 87, “Employers’ Accounting for Pension” (“FAS 87”), FAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“FAS 88”), and FAS No. 106 “Employers’ Accounting for Post Retirement Benefits other than Pensions” (SFAS 106”).

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Differences arise between UK and US GAAP from the requirement to use different actuarial methods and assumptions and a different method of amortising surpluses and deficits.

Under UK GAAP the costs are charged against profits over employee’s working lives. Under US GAAP the “corridor approach” for recognising costs is applied, whereby variations from expected costs are recognised in the profit and loss account and balance sheet over the expected service lives of the employees.

Under US GAAP, an additional minimum pension liability is recognised and a charge made to other comprehensive income or if appropriate, intangible assets when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that this amount is not covered by the net liability recognised in the balance sheet.

(g) Leases

Under UK GAAP a lease will be classified as a finance lease where it transfers substantially all the risks and rewards of ownership of an asset to the lessee. It is presumed that such a transfer of risks and rewards occurs if at the inception of a lease the present value of the minimum lease payments, including any initial payment, amounts to substantially all (normally 90 per cent or more) of the fair value of the leased asset. Assets held under finance leases are capitalised at their fair value on the commencement of the leases and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the profit and loss account.

Certain operating leases under UK GAAP are classified as finance leases under US GAAP, referred to in US GAAP as capital leases, if the lease meets any of the following criteria; the leased asset automatically transfers title at the end of the lease term; the lease contains a bargain purchase option; the lease term equals or exceeds 75 per cent of the remaining estimated economic life of the leased asset, or the present value of the minimum lease payments equals or exceeds 90 per cent of the excess of fair value of the leased property.

(h) Financial instruments

The Group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risks. Under UK GAAP, these instruments are not required to be recognised on the balance sheet at fair value, but are accounted for as described in the Accounting Policies in note 1.

Under US GAAP derivative instruments whether designated as a hedge or not, are required to be recognised on the balance sheet at fair value. As the Group has elected not to adopt hedge accounting for the purposes of SFAS 133 “Accounting for derivative instruments and hedging activities” the reconciliation to net income fully reflects the changes in fair value of the derivatives, other than net investment hedges. Hedges of net investments and the treatment of realised and unrealised gains and losses are the same as under UK GAAP being taken to equity reserves.

(i) Investments in equity securities.

Under UK GAAP, investments in equity securities are valued at the lower of cost or market value.

Under US GAAP, FAS 115, Accounting for Certain Investments in Debt and Equity Securities, addresses the accounting and reporting for investments in equity securities that have readily determinable fair market

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

values, and for all debt securities. These investments are to be classified as either “held-to-maturity” securities that are reported at amortised cost, “trading” securities that are reported at quoted market prices with unrealised gains or losses included in earnings, or “available-for-sale” securities, reported at quoted market prices, with unrealised gains or losses being credited or debited to Other comprehensive income and thereby included in shareholders’ equity.

(j) Joint ventures

Operating profit, interest and taxation in respect of joint-ventures are included in the accounts separately under each appropriate heading. Under US GAAP, profit after tax of joint-ventures and associates are included on a single line within the profit and loss account.

(k) Deferred tax

Under UK GAAP, in accordance with FRS 19 Deferred Tax, deferred tax is provided in full on all timing differences, which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise, based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. It is the Company’s policy that deferred tax assets and liabilities are not discounted.

Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for all differences between the financial and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate when they are expected to be utilised, including the enacted change in future rates. Deferred tax assets are recognised only if their realisation is considered more likely than not. Valuation allowances are provided against all deferred tax assets to the extent that realisation of the assets is not likely.

(l) Other adjustments

Vacation accruals

Under UK GAAP, an accrual is made to reflect the cost of employee’s unused vacation allowances only to the extent the Group is liable to settle the obligation for cash.

Under US GAAP, under the provisions of SFAS 43 “Accounting for Compensated Absences”, an accrual is made for the cost of all unused vacation allowances at the point of entitlement, when a cash payment is probable and can be estimated.

Revenue recognition

UK GAAP focuses on the transfer of significant risk and rewards and the probability that the economic benefits associated with the transaction will flow to the entity and that the revenue and costs can be measured reliably.

Under US GAAP, revenue recognition is, in principle, similar to UK GAAP. However there are four key criteria that must be present in order to recognise revenue under US GAAP. These four criteria are (a) the seller’s price to the buyer is fixed or determinable, (b) collectibility of payment is reasonably assured, (c) there must be

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

persuasive evidence that an arrangement exists and (d) delivery must have occurred or services must have been rendered.

Under UK GAAP, revenue for services is recognised in accordance with the percentage of completion method. Under US GAAP, revenue for services is generally recognised rateably over the contractual term of the arrangement.

(m) Dividends

Under UK GAAP, dividends are provided for in the year in respect of which they are declared or proposed. Under US GAAP, dividends are recognised in the period in which they are formally approved.

(n) Earnings per share

Under UK GAAP, basic and diluted earnings per share based on profit before amortisation of goodwill and exceptional items is disclosed in addition to basic and diluted earnings per share.

Under US GAAP, basic and diluted earnings per share would only be disclosed on the face of the income statement based on profit after taxation.

Under both UK and US GAAP, basic earnings per share is based on the weighted average number of common shares outstanding during the period, while diluted earnings per share includes the effect of options and restricted stock that are dilutive and outstanding during the period.

Earnings per share	2004		2003
Basic net loss per share from continuing operations before cumulative effect of change in accounting principle	(72.3p	)	(85.3p	)
Basic net loss per share from cumulative effect of change in accounting principle	(0.9p	)	—
Basic net loss per share from discontinued operations	(3.8p	)	(23.3p	)

Total Basic Earnings per share from operations	(77.0p	)	(108.6p	)

Diluted net loss per share from continuing operations	(72.3p	)	(85.3p	)
Diluted net loss per share from cumulative effect of change in accounting principle	(0.9p	)	—
Diluted net loss per share from discontinued operations	(3.8p	)	(23.3p	)

Total diluted earnings per share from operations	(77.0p	)	(108.6p	)

Under US GAAP, 2,444,313 and 822,639 options were anti-dilutive in 2004 and 2003 respectively and have been excluded from the calculation of diluted earnings per share.

(o) Consolidated statement of cash flows

The Consolidated Statements of Cash Flows presented under UK GAAP have been prepared in accordance with FRS 1 (revised) Cash Flow Statements, and present substantially the same information as required under FAS 95, Statement of Cash Flows. There are certain differences from UK GAAP to US GAAP with regard to the classification of items within the cash flow statements and with regard to the definition of cash and cash equivalents.

In accordance with FRS 1 (revised), cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported. Under FAS 95 cash flows are classified under operating activities (including cash flows from taxation and returns on investments and servicing of finance), investing activities and financing activities.

Under FRS 1 (revised) cash is defined as cash on hand and deposits repayable on demand, less overdrafts repayable on demand. Under FAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less. Cash and cash equivalents do not include bank overdrafts.

A summary of the Group’s UK GAAP operating, investing and financing activities classified in accordance with US GAAP is presented below for the year ended 31 December:

	2004 £’000	2003 £’000
Net cash inflow from operating activities	145,936	252,236
Net cash used in investing activities	(36,002)	86,086
Net cash provided by financing activities	(89,239)	(312,047)
Effect of exchange rate changes on cash and cash equivalents	(400)	(1,800)

Net change in cash and cash equivalents	20,295	24,475
Cash and cash equivalents at beginning of period	150,673	126,198

Cash and cash equivalents at end of period	170,968	150,673

(p) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect; reported amounts of assets and liabilities, disclosure and valuation of contingent assets and liabilities and the reported amounts of income and expenditure. Actual results may differ from estimates included in the financial statements.

(q) Consolidation

Under UK GAAP consolidation is based primarily on the traditional consolidation model, using a basis of ownership interests with additional consideration of the exercise of management control and dominant influence.

Prior to 31 December 2004, consolidation under US GAAP was based on ownership interests and the exercise of control over an entity.

Under UK GAAP, certain entities have been consolidated by the Group on the basis that while the Group did not hold voting control over the company, they exercised significant influence over the operations of the company, and hence under UK GAAP given such dominant influence, consolidation is appropriate. Under US GAAP, such entities would not be consolidated and hence the Group have deconsolidated 11 entities in each of 2003 and 2004, and accounted for their interest under the equity method. This difference does not have any impact on either net loss or shareholders’ equity under US GAAP, but would reduce turnover by £203.8 million and £296.0 million in each of 2003 and 2004 respectively, and reduce profit after taxation by £6.2 million and £8.8 million in each of 2003 and 2004. Under US GAAP, total assets would be decreased by £115.7 million and £179.9 million as of December 31, 2003 and 2004 respectively, and total liabilities would be decreased by £69.3 million and £110.0 million as of December 31, 2003 and 2004 respectively as a result.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

As of and from 31 December 2004 the Group has adopted the provisions of FIN 46R, Consolidation of Variable Interest Entities under US GAAP as a result of which, consolidation decisions are evaluated under both variable interest and traditional consolidation models. The variable interest model requires that a company evaluate whether it holds one or more variable interests in a variable interest entity (“VIE”). When a company holds a variable interest in a VIE, it is required to consolidate the VIE if the company is considered the primary beneficiary which means that it absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both.

As a result of the first time adoption of FIN 46R, certain entities were consolidated under US GAAP for the first time. These entities are partially owned investments of the Company in the business of manufacturing concrete, cement or aggregates. The impact of adoption on the financial statements, recorded as a cumulative effect of change in accounting principle was a charge to net loss and shareholders’ equity of £2.5 million to reflect the elimination of deficit minority interest in the investments consolidated. Further, full consolidation of these investments under US GAAP would increase assets by £7.8 million and liabilities by £7.3 million as of 31 December 2004.

(r) Presentation of profit and loss account

The Group presents its consolidated profit and loss account in accordance with UK GAAP and the Companies Act 1985. This presentation differs in certain respects from that which is required under US GAAP, in particular in relation to the presentation of profits before Exceptional Items. Such sub-totals would not be allowable under US GAAP.

The following income statement presents the Group’s result of operation prepared in accordance with UK GAAP, but in a format that is required under US GAAP.

	Year ended 31 December
	2004 £m	2003 £m	2002 £m
Revenues	4,121.1	4.118.6	4,037.5
Cost of goods sold	(2,910.9)	(2,746.6)	(2,699.3)

Gross Profit	1,210.2	1,372.0	1,338.2
Selling, general and administrative expenses and other income and expenses	(1,286.2)	(1,504.2)	(1,200.4)

Income (loss) from continuing operations	(76.0)	(132.2)	137.8
Finance Costs	(56.5)	(70.3)	(73.8)

Income (loss) before taxes and minority interest from continuing operations	(132.5)	(202.5)	64.0
Minority interest	(15.6)	(12.5)	(17.0)
Income taxes	(11.7)	46.0	(27.4)

Income (loss) from continuing operations	(159.8)	(169.0)	19.6
Share of affiliated company earnings	12.3	2.4	(2.5)
Discontinued operations, net of tax	(9.2)	10.5	53.2

Net income (loss)	(156.7)	(156.1)	70.3

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(s) Recent Accounting Pronouncements

New US Accounting Standards not yet adopted.

In June 2004, the EITF issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The Issue is to determine the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), certain debt and equity securities within the scope of SFAS No. 124, and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. The impairment methodology for various types of investments accounted for in accordance with the provisions of APB Opinion 18, “The Equity Method of Accounting for Investments in Common Stock” and SFAS 115 is predicated on the notion of “other than temporary” that is ambiguous and has led to inconsistent application. The Task Force reached a consensus that the application guidance in EITF 03-1 should be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other-than- temporary impairments. Management is in the process of determining the impact of EITF 03-1 on the Group’s business, results of operations, financial position, and liquidity, and will adopt the recognition and measurement guidance of EITF 03-1, when applicable.

In September 2004, the EITF reached a consensus on EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”), in which the Task Force reached the consensus that an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting when it has an investment in common stock and/or an investment that is in-substance common stock. The consensus of this EITF is to be applied in reporting periods beginning after September 15, 2004. The Group does not believe the adoption of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS 151 discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. This Statement amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognised as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. As required by SFAS 151, the Group will adopt this accounting standard on January 1, 2006. The adoption of SFAS 151 is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153), “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” SFAS 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 “Accounting for Nonmonetary Transactions” and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, the Group will adopt this new accounting standard effective January 1, 2006. The adoption of SFAS 153 is not expected to have a material impact on the Group’s financial statements.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

In December 2004, the FASB issued Statement of Financial Accounting Standards 123 Revised (SFAS 123R) “Share Based Payments”, which requires that compensation cost relating to share-based payments be recognised in the company’s financial statements. The Group currently accounts for those payments under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. The company is preparing to implement this standard effective January 1, 2006. Although the transition method to be used to adopt the standard has not been selected, the impact of adoption is expected to have a minimal impact on the company’s results of operations, financial position and liquidity.

In December 2004, the FASB issued FSP No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004”, indicating that this deduction should be accounted for as a special deduction in accordance with the provisions of SFAS No. 109. Beginning in 2005, the Company will recognise the allowable deductions as qualifying activity occurs.

In December 2004, the FASB issued FSP No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”, which provides a practical exception to the SFAS No. 109 requirement to reflect the effect of a new tax law in the period of enactment by allowing additional time beyond the financial reporting period to evaluate the effects on plans for reinvestment or repatriation of unremitted foreign earnings. The Group has not yet completed its evaluation of the repatriations provisions and its impact to the Group’s financial position, results of operations and cash flows. The Group expects to complete the evaluation by December 2005. The Group is currently unable to reasonably estimate the range of possible amounts of unremitted earnings that is still being considered for repatriation as a result of the repatriation provision and the related potential range of income tax effects of such repatriation.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaced APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 changes the requirements for the accounting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impracticable to do so. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

New UK Accounting Pronouncements not yet adopted.

FRS 20—Share-based payments In April 2004 the ASB issued FRS 20—Share-based payments. The standard requires that share based payments should give rise to a charge in the profit and loss account that is allocated to the period of service the award relates to. The charge is measured by reference to the fair value of goods or services received or, for transactions with employees, by reference to the fair value of the equity instrument at the date of grant. It is effective for periods beginning on or after 1 January 2005. The Group is currently evaluating the impact of adopting this standard.

FRS 21—Events after the balance sheet date In May 2004 the ASB issued FRS 21—Events after the balance sheet date. The standard amends the accounting treatment to be adopted by entities for events occurring between the balance sheet date and the date when the financial statements are authorised for issue. Under the standard, dividends declared after the balance sheet date will be non-adjusting post balance sheet events. The standard is effective for periods beginning on or after 1 January 2005.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

34	Subsequent events

Subsequent to the year end, on 1 March 2005, the company has been acquired by CEMEX UK Limited, effected by means of a Scheme of Arrangement under section 425 of the Companies Act 1985. Under the terms of the Scheme, RMC shareholders were entitled to receive 855 pence per RMC share in cash. On this basis, the terms of the Acquisition valued the existing issued share capital of RMC at approximately £2.3 billion.

Since the takeover on 1 March 2005, CEMEX has embarked on a process of integrating RMC’s existing operations into CEMEX. The integration process is designed to sustain the day to day operations of the company whilst identifying and delivering important synergies, to retain talent and build positive relationships with stakeholders that are new to CEMEX.

Following the delisting, on 2 March 2005 the name of the Company was changed to RMC Group Limited.

Exhibit 2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference into (i) the Registration Statement on Form F-3 (File No. 333-86700) of CEMEX, S.A. de C.V., (ii) the Registration Statement on Form S-8 (File No. 333-13970) of CEMEX, S.A. de C.V., (iii) the Registration Statement on Form S-8 (File No. 333-83962) of CEMEX, S.A. de C.V. and (iv) the Registration Statement on Form S-8 (File No. 333-86060) of CEMEX, S.A. de C.V., of our report dated September 5, 2005 relating to the consolidated financial statements of RMC Group Limited as of December 31, 2004 and 2003 and for the three years ended December 31, 2004, which report appears in this Report on Form 6-K of CEMEX, S.A. de C.V.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, England

September 19, 2005